UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement

☒ Check box if Amendment is material and investors must reconfirm within five business days. *This material amendment is filed to (i) extend the Offering Deadline from September 17, 2024, to October 17, 2024, and (ii) as part of the extension, update the cash on hand from $1,627,465.00 as of July 19, 2024 to $764,569.00 as of September 17, 2024.*

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Reental Holding Company

Legal status of Issuer:

    Form:

    Corporation (General)

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    02/28/2023

Physical Address of Issuer:

201Alhambra Cir. #1050, Coral Gables, Florida 33134

Website of Issuer:

www.reental.co

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000 units

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

 $50,000.00

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000.00

Deadline to reach the Target Offering Amount:

October 17, 2024.

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees: 0

	Most recent fiscal year-end (As of Sep., 2023)	Prior fiscal year-end (2022)
Total Assets	$7,137,001	N/A
Cash & Cash Equivalents	$231,587	N/A
Accounts Receivable	$166,719	N/A
Short-term Debt	$40,576	N/A
Long-term Debt	$7,424,676	N/A
Revenues/Sales	$412,817	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income/(Loss)	($426,610)	N/A

* The Company was formed in February 2023 and as such, there are no financial reporting available for the fiscal year 2022.

*Figures added and financial statements attached are consolidated amongst the Issuer's subsidiaries in the jurisdictions of the US, Mexico and Spain.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXPLANATORY NOTE

Reental Holding Company is filing this material Form C/A to (i) extend the Offering Deadline from September 17, 2024, to October 17, 2024, and (ii) as part of the extension, update the cash on hand from $1,627,465.00 as of July 19, 2024, to $764,569.00 as of September 17, 2024. The Form C/A filed by the Issuer on July 19, 2024, is hereby amended and superseded in all respects by this Form C/A.

REENTAL HOLDING COMPANY



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE

UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000.00 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this "**Offering**"). The Minimum Individual Purchase Amount is $300.00 and the Maximum Individual Purchase Amount is $500,000.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by October 17,2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/reental (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within

five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C/A-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000.00 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

<u>Conversion Upon the First Equity Financing</u>

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $42,000,000.00 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $42,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the direction of the Chief Executive Officer of the Issuer ("**Nominee Designee**").

4

The Issuer does not have any voting agreements in place.

The Issuer has a Shareholder Agreement in place executed on February 28, 2023, between the Company and the Class A Shareholders.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

Reental Holding Company is not currently registered to transact business in the state of Florida.

Investors should be aware that Reental Holding Company is not currently registered to transact business in the state of Florida. As such, any investment in the company carries inherent risks related to the lack of registration and the potential legal implications of conducting business without proper authorization in Florida. Prospective investors are advised to consult with legal counsel to fully understand the implications of investing in a company that is not registered to transact business in Florida.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our

continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently generates sales and other revenue; however, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that

are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could

result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the total Securities issued, pursuant to Section 4(a)(2) of the Securities Act   or (B) a cash fee of twelve thousand dollars ($12,000.00).The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.\

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the

custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price(as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Priceand not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Investment in the Issuer involves various risk factors, in addition to general investment risks and any risks peculiar to investments in real estate and real property interests. Prospective investors should consider the following before making a decision to purchase such interests:

General Risks of Ownership of Real Estate.

The Issuer is subject to the risks inherent in the operation and ownership of real estate, such as changes in general economic and local conditions, excessive building, fluctuations in occupancy rates, operations, and expenses, variations in rental schedules, the attractiveness to purchasers of the subject property, the costs of operating competing properties, potential federal, state and local rent control, zoning and real property tax rates. Equity investments are also subject to such risks as adverse changes in interest rates or the availability of long term mortgage funds in the event a refinancing of the subject property is required. The Issuer's ability to meet its debt and other obligations will depend on these factors, and for these and other reasons, no assurance of profitable operations can be made.

Rental Income and Other Related Risks.

The Issuer will be subject to the risk that it will be unable to retain existing tenants or to obtain new tenants to occupy the subject property at rental rates sufficient to cover its expenditures. Vacancies could increase due to the expiration of leases, the financial failure of tenants, or the breach of tenant obligations. There can be no assurance that the Issuer will be able to collect the rents provided for by current leases, locate tenants for space vacated in the future or receive satisfactory rents from any new tenants. Delays or difficulties in attracting new tenants and costs incurred by the Issuer in locating new tenants and preparing the premises for new occupants could reduce cash flow, decrease the value of the subject property, or jeopardize the Issuer ability to pay its expenses, including debt service on its mortgage loan.

No Assurance of Property Appreciation or Cash Distributions.

There is no assurance that the subject properties will appreciate in value, maintain its present value, or be sold at a profit. The marketability and value of a certain property will depend upon many factors beyond the control of the Issuer. There is no assurance that there will be a ready market for the subject property, since investments in real property are generally illiquid. Nor is there any assurance that sufficient cash will be generated from operations to permit cash distribution to Investors, and Investors may have income tax liabilities in years in which there are no cash distributions from the Issuer.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business and Business Plan

Reental Holding Company is in the business of generating revenue and capital appreciation through the acquisition of income producing properties. The Company provides a platform for fractional ownership in real estate for blockchain services, project and property management.

Specifically, the Issuer conducts its business through its wholly owned subsidiaries Rental Token, SL, a Spanish limited liability company, formed December 22, 2020 and Reental America, LLC, a Florida limited liability company, formed on August 5, 2022 (the "Subsidiaries"). The Reental Subsidiaries seeks opportunities to invest in short term and long-term rental properties in high-rental markets. Once a property is identified and negotiated under a purchase agreement, the Reental Subsidiaries will register a Series LLC which is to act as the acquiring entity that would provide fractional ownership to investors or token holders. The Reental Subsidiaries also prepares an offering for individual investors registered in the Reental Token platform, alerting them of the opportunity to invest through the blockchain in fractional ownership of the Series LLC that is to acquire the real estate property, the target value to raise for said acquisition, and the projected return on investment. Once the offering is issued and The Reental Subsidiaries is successful in obtaining the target value for the acquisition, the offering is closed and the The Reental Subsidiaries, on behalf of the Series LLC, completes the acquisition of the property. After acquisition, depending on the condition of the target property and to meet its financial objectives, The Reental Subsidiaries intends to improve, furnish, stage, and manage the real property to maximize rental revenue for the Series LLC.

The Reental Subsidiaries' value is derived by identifying investment in the right stage of the market cycle, in desired locations, as well as through property development deals and asset repositions wherein a more effective asset management approach results in greater success.

The Issuer's Products and/or Services

The company provides tokenized securities through its blockchain-enabled platform for the purpose of achieving fractional ownership in real estate through specific real estate holding entities. Through the Reental Subsidiaries, the company also engages in project and property management service to increase revenue for the token-holders derived from rental income.

Customer Base

Users or the platform are individuals that want to invest in fractional ownership of real estate. Said individuals invest through a Series LLC opened for the acquisition of the target real estate property, wherein the customer base or tokenholders hold an interest in that entity.

Intellectual Property

The Company has common law rights over its service mark; however, has not registered the same with the US Patent and Trademark Office.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	6%	$74,100.00
Platform Development and Optimization	27%	$13,500	33%	$407,550
Operations and staffing	14%	$7000	18%	$222,300
Marketing and Sales	35%	$17,500	43%	$531,050
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used:

1. Platform Development:
   - Improve user experience
   - Digital ID
   - Mobile application development and integration

2. Operations & Staff:
   - 20% dedicated to the Tech department
   - 30% dedicated to increasing our marketing department
   - 50% to general services and Real Estate

3. Marketing & Sales:
   - Creating more brand awareness
   - Increasing our digital marketing activities
   - SEO, SEM, TV and other media

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

§227.201(b) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Position and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Eric Sanchez	Founder, Director, President and CEO	A. Founder, Director, Vice President and CEO since of Reental Token, December 2020 – present. CEO of Reental Holding 2023 – present. * Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023. Responsibilities to Company: 1. Supervise and manage all business operations 2. Set company goals and objectives 3. Develop and implement business strategies and plans 4. Set policies and procedures 5. Represent the company to investors, partners and public 6. Determine company's financial needs and raise capital 7. Hire and supervise senior managers 8. Report to the Board of Directors Define overall vision, strategy and execution Set company goal and guide organization toward achieving hose goals Represent the company to investors, partners and public B. Outside Employment: Chekin, Co founder and Chief Sales Officer and Chief Operational Officer (2018-2019) Key Functions: Early-Stage Sales and Business Development: Establish and grow the startup's initial customer base through direct sales efforts, networking, and strategic partnerships. Develop a scalable sales process. Operational Setup: Create and implement efficient operational systems to support business activities, focusing on agility and cost-effectiveness. This includes setting up systems for customer support, supply chain management, and internal communication.	Universidad Nacional de Educación a Distancia – 2017 Information Technology Engineering

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		Resource Allocation: Carefully manage limited resources to support sales efforts and operational needs, ensuring the startup remains lean and agile. Team Building and Leadership: Recruit, train, and lead a small but effective team, fostering a culture of innovation, resilience, and collaboration. Strategic Planning: Work closely with co-founders to define the startup's vision, mission, and long-term strategy, adjusting plans as the business evolves. Chekin Co-founder and Head of Growth (2019-2020) Growth Hacking: Implement innovative and cost-effective marketing strategies to rapidly increase the customer base and enhance brand visibility. Data-Driven Decision Making: Utilize analytics to understand user behavior, refine growth strategies, and identify new opportunities for expansion. Product Development Collaboration: Work closely with the product team to ensure the product evolves in ways that support growth objectives, including new features and user experience improvements. Community and Network Building: Leverage social media, content marketing, and community engagement to build a loyal user base and create brand advocates. Adaptability and Experimentation: Maintain a flexible approach to growth, ready to pivot strategies based on market feedback and changing conditions. Foster a culture of experimentation to discover the most effective growth levers.	
Fernando Ors	Founder, Director, Chairman and Vice President	A. Reental President and Chairman of the Board of Directors, September 2022 – present. * Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023. Responsibilities to Company: 1. Supervise and manage all business operations 2. Set company goals and objectives 3. Develop and implement business strategies and plans 4. Set policies and procedures	San Pablo CEU - 1992 Double Degree in Business and Economics Centro de Estudios Financieros - Master in Finance 2001 IESE Business School MBA 1992-1994

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5. Represent the company to investors, partners and public
6. Determine company's financial needs and raise capital
7. Hire and supervise senior managers
8. Manage Board of Directors

B. Outside Employment

Savia Capital – GP 2000- present
Responsibilities:
Strategic Leadership: Develop and articulate the company's vision, mission, and strategic objectives in alignment with shareholder interests and stakeholder expectations. Set clear direction and priorities for the organization, guiding strategic decision-making and resource allocation to achieve sustainable growth and competitive advantage.

Corporate Governance: Uphold high standards of corporate governance, ethics, and integrity, ensuring compliance with legal and regulatory requirements. Provide oversight and accountability for the company's actions, policies, and practices, promoting transparency, fairness, and accountability in all dealings.

Executive Management: Build and lead a high-performing executive team capable of executing the company's strategic vision and delivering results. Provide mentorship, guidance, and support to senior leaders, fostering collaboration, innovation, and excellence across all functions and departments.

Financial Management: Oversee the financial health and performance of the company, including budgeting, financial planning, and risk management. Ensure prudent fiscal management, profitability, and shareholder value creation through effective resource allocation, cost control, and revenue generation strategies.

Stakeholder Engagement: Cultivate positive relationships and effective communication with shareholders, board members, employees, customers, suppliers, and other key stakeholders. Act as the primary liaison between the company and external parties, representing the organization's interests and fostering trust and credibility.
BrightStar Care – CEO 2020- present

Organizational Culture and Talent Development: Foster a culture of excellence, innovation, and accountability within the organization, reflecting the company's values and priorities. Recruit, retain, and develop top talent, nurturing a diverse

| | | and inclusive workforce that is motivated, engaged, and aligned with the company's goals.

Risk Management and Business Continuity: Identify, assess, and mitigate risks and uncertainties that may impact the company's operations, financial performance, or reputation. Develop robust risk management processes, contingency plans, and crisis response mechanisms to ensure business continuity and resilience in the face of adversity.

Strategic Partnerships and Alliances: Identify and pursue strategic partnerships, alliances, and opportunities for collaboration that enhance the company's capabilities, market reach, and competitive position. Negotiate and manage partnerships effectively to maximize mutual value and achieve shared objectives.

Innovation and Adaptability: Foster a culture of innovation, experimentation, and continuous improvement, encouraging creative thinking and adaptive responses to changing market conditions and technological advancements. Champion initiatives that drive innovation, product development, and operational efficiency across the organization. | |
|---|---|---|---|
| Carla Castelló | Chief of Operations | A. COO of Reental, March 2022 – present.

* Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023.

Responsibilities:
REENTAL News, Coordination of marketing, operations and Real Estate teams Member of the steering committee, design of growth and fundraising strategies.

B. Outside Employment

 CFM Group COO (2019-2023)

Operational Strategy and Execution: Develop and implement operational strategies aligned with the company's overall goals and objectives. Translate strategic plans into actionable initiatives, processes, and performance metrics to drive operational excellence and achieve desired outcomes.

Process Optimization and Efficiency: Identify opportunities for process improvement, streamlining operations, and enhancing efficiency across all functional areas. Implement best practices, standard operating procedures (SOPs), | Universitat Jaume 1 - Chemical engineering (1999-2004)

IE Business School MBA 2005 |

		and automation tools to optimize workflows, reduce costs, and increase productivity.	
Adrian Paloma Donato	CFO, Treasurer	A. CFO and Treasurer of Reental- April 2022 – present. * Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023. Responsibilities: Financial analysis of business opportunities, financial projections, accounting, treasury, collections, and payments to suppliers, relationship with banks, and search for financing. B. Outside Employment Independent Financial Advisor (2020-2022) Financial Planning: Develops comprehensive financial plans for clients that address various aspects of financial health, including savings, investments, insurance, tax planning, retirement planning, and estate planning. This involves understanding the client's financial situation, goals, and risk tolerance. Investment Advice: Offers personalized investment advice, helping clients build and manage investment portfolios. This includes selecting appropriate investment vehicles, asset allocation, and ongoing portfolio rebalancing to align with the client's financial goals and risk tolerance. Risk Management: Assesses clients' financial exposure to risks and advises on strategies to mitigate these risks. This often involves recommending insurance products or other financial instruments to protect against loss of income, health expenses, and other unforeseen financial burdens. Tax Planning: Provides guidance on tax-efficient investment strategies and financial decisions to minimize tax liabilities and maximize after-tax income. This can include advice on tax-advantaged savings accounts, charitable giving, and other tax planning techniques. Estate Planning: Advises on estate planning strategies to ensure the efficient transfer of assets to beneficiaries, minimize estate taxes, and fulfill the client's wishes regarding the distribution of their estate. This may involve coordinating with legal professionals to draft wills, trusts, and other estate planning documents. CEO Dieteticas Tomy (2018-2020)	University of Buenos Aires - Accounting 1993-1996

| | | Operational Management: Oversees the day-to-day operations of the franchise, ensuring that the store runs smoothly, efficiently, and in compliance with the franchisor's standards. This includes inventory management, order fulfillment, and maintaining cleanliness and safety standards.

Staff Management: Recruits, trains, and manages staff to ensure they are knowledgeable about the products, provide excellent customer service, and adhere to operational procedures. Fosters a positive work environment and culture among team members.

Sales and Customer Service: Drives sales through excellent customer service, understanding customer needs, and recommending healthy food options that meet those needs. Handles customer inquiries, complaints, and feedback with professionalism and in a manner that enhances customer satisfaction and loyalty.
Local Marketing and Community Engagement: Implements local marketing strategies to attract new customers and retain existing ones. This may include social media marketing, local advertising, participation in community events, and partnerships with local businesses and organizations.

Financial Management: Manages the financial aspects of the franchise, including budgeting, financial reporting, and monitoring cash flow. Ensures the business meets its financial targets through effective cost control and revenue generation strategies.
Compliance and Quality Control: Ensures that the franchise complies with all legal and regulatory requirements, as well as the franchisor's quality standards. Regularly reviews and updates operational practices to improve efficiency, customer satisfaction, and compliance. | |
| Moises A. Saltiel | Director, Secretary | A. Outside Employment - Managing Partner, Saltiel Law Group, 2018- present

* Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023.

B. Director and Secretary of Reental 2023-present.
Responsibilities: Legal advice to company and board of directors, corporate governance, contract drafting and negotiation, compliance with securities laws and regulations, and supervision of outside counsel. | University of Miami, Bachelor of Business Administration, International Finance & Marketing, 2009

Juris Doctorate FIU 2013 |

Miguel Caballero	CPO, Chief of Products	A. CPO to Reental 2023-present * Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023. Responsibilities: Product Strategy Development: Formulate and refine the overall product strategy in alignment with the company's mission, vision, and long-term goals. This involves analyzing market trends, competition, and customer feedback to identify opportunities for innovation and growth. Roadmap Planning and Management: Lead the creation and maintenance of comprehensive product roadmaps that outline feature prioritization, timelines, and resource allocation. Ensure that the roadmap reflects strategic objectives while remaining adaptable to evolving market demands and business priorities. Cross-Functional Collaboration: Develop relationships and collaboration with various departments, including engineering, design, marketing, sales, and customer support. Facilitate cross-functional communication to ensure alignment on product goals, milestones, and deliverables. B. Outside Employment CEO Tutellus (2012- current) Strategic Technology Leadership: Sets the overall technology strategy for the platform, ensuring it aligns with business goals and the rapidly evolving landscape of cryptocurrency education. Product Development and Innovation: Oversees the development and continuous improvement of the platform, incorporating the latest educational technologies and crypto trends to enhance learning experiences. Security and Data Protection: Ensures the highest standards of cybersecurity and data privacy, critical in the cryptocurrency domain, to protect both the platform and its users' information. Technical Team Leadership: Builds and manages a high-performing technical team, fostering a culture of innovation, collaboration, and continuous learning. Stakeholder Collaboration: Works closely with other departments, such as content creation and marketing, to ensure the technology supports the	Industrial and Chemical engineering at UA (Alicante's University) (1994-1999) Global MBA at IE Business school (1999-2000)

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		platform's educational goals and user engagement strategies. Market and Trends Awareness: Stays abreast of both technological and educational trends in the cryptocurrency sector, adapting the platform to meet these changes and maintain its relevance and effectiveness.	
Andreu Matali Costa	CMO	A. CMO to Reental 2023-present * Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023. Responsibilities: Marketing Strategy and Planning: Develops and implements marketing strategies that align with business objectives, target market, and competitive landscape. This includes identifying the most effective channels and tactics for brand promotion, customer engagement, and market penetration. Brand Management: Oversees the development and positioning of the Reental brand, ensuring a consistent and compelling brand identity across all marketing channels. This involves defining brand values, messaging, and visual identity to differentiate Reental in the market. Customer Acquisition and Retention: Leads efforts to attract new customers and retain existing ones through effective marketing campaigns, customer loyalty programs, and customer relationship management strategies. Market Research and Analysis: Conducts market research to gather insights on industry trends, competitor strategies, customer preferences, and market opportunities. Uses this data to inform marketing strategies and tactics. Digital Marketing: Oversees digital marketing initiatives, including SEO, content marketing, social media marketing, and email marketing, to enhance online visibility, drive website traffic, and generate leads or sales. Team Management and Development: Builds and manages a high-performing marketing team, fostering a culture of collaboration, innovation, and continuous learning. Provides training and support to enhance team members' skills and knowledge. B. Outside Employment	Real estate management technician Estudios de Empresa (2008-2009)) real estate appraisals and valuations. ESINE (2009-2010) Marketing and commercial management (IOC) Institut Obert Catalunya (2010-2012) Analytics and web positioning. digital marketing. Universitat Oberta de Catalunya (2012-2013) Usability and web conversion. IEBS business School (2014-2015) Digital and social media strategy. Instituto Internacional Español de Marketing Digital IIEMD (2016-2017)

		mdemarketing- Digital Marketing Consultant (2014) Marketing Strategy Development: Crafts comprehensive marketing strategies that align with the client's business goals, target market, and competitive landscape. This includes identifying the most effective channels and tactics for brand promotion, customer engagement, and market penetration. Market Research and Analysis: Conducts thorough market research to gather insights on industry trends, competitor strategies, customer preferences, and market opportunities. Uses this data to inform strategic decisions and tailor marketing efforts to the target audience. Brand Development and Positioning: Advises on brand development and positioning to ensure a consistent and compelling brand identity across all marketing channels. This involves defining brand values, messaging, and visual identity to differentiate the client in the market. Digital Marketing and SEO: Develops and implements digital marketing campaigns, including SEO, content marketing, social media marketing, and email marketing, to enhance online visibility, drive website traffic, and generate leads or sales. Performance Measurement and Analytics: Utilizes analytics tools to track the performance of marketing campaigns and initiatives. Analyzes data to measure ROI, identify trends, and make data-driven recommendations for optimizing marketing strategies. Training and Capacity Building: Provides training and support to the client's in-house marketing team, if applicable, enhancing their skills and knowledge in various marketing disciplines. This ensures the sustainability and long-term success of marketing strategies.	
Claudio Javier Ortiz Conesa	CTO	A. CTO for Reental 2023-present. * Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023. B. Outside Employment Founder and CEO of Tutellus - January 2012-current	IT Engineer (Alicante's University) (1994-1999) IT technical engineer management (Alicante's University) (1996-1998) Computer systems technical engineer (Alicante's University) (19977-1999)

| | | Strategic Technology Leadership: Develop and implement a comprehensive technology strategy that aligns with the platform's educational and business goals, focusing on innovation and staying ahead of industry trends in both EdTech and cryptocurrency.

Product Development Oversight: Lead the development and continuous improvement of the platform, ensuring it is scalable, user-friendly, and incorporates the latest educational technologies and cryptocurrency concepts.

Security and Data Protection: Ensure the highest levels of cybersecurity and data privacy, safeguarding user information and platform integrity, especially given the sensitivity of cryptocurrency-related content.

Regulatory Compliance: Monitor and ensure compliance with relevant regulations concerning cryptocurrency, online education, and data protection, maintaining the platform's reputation and legal standing.

Team Leadership and Talent Development: Build and manage a multidisciplinary technology team, fostering a culture of innovation, continuous learning, and alignment with the platform's mission and objectives. | |
| Jose Jackie Aguilar Gonzalez | Counsel, Chief of Real Estate | A. Counsel to Reental 2023-present

* Engagement with the issuer was initially with the subsidiary, Reental Token SL and Rental America, LLC as the issuing company was not formed until 2023.

Responsibilities: Legal advice to company and board of directors, and supervision of outside counsel.

B. Outside Employment

Founder and Lawyer at Travasa Abogados 2010-present
Responsibilities:

Case Management: Handle all aspects of legal cases or transactions, from initial consultation and strategy planning to execution, negotiation, and closure.

Legal Research and Analysis: Conduct thorough research to stay updated on current laws and regulations relevant to their practice areas. Analyze legal documents, case law, and statutes to advise clients accurately.

Client Advisory: Offer legal advice to clients, helping them understand their rights, obligations, and the legal implications of their actions. This | Law (Seviila's University) (2003-2008) |

		involves clear communication and tailored advice based on the client's specific situation.	

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 3,000,000 shares of common stock of which 3,000,000 are issued and outstanding, par value $0.001 per share (the "**Common Stock**") and 500,000,000 shares of preferred stock of which 20,750,000 are issued and outstanding, par value $0.001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C/A, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	

Type	Series B Preferred Stock
Amount Outstanding	20,750,000*
Par Value Per Share	$0.001
Voting Rights	No voting rights
Anti-Dilution Rights	No
Other Rights	
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	

*Note: this includes subsequent events from the financial review report with financials as of September 30, 2023. Please refer to Financial Information and Transactions With Related Persons and Conflicts of Interest.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has the following additional securities outstanding:

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Tokenized Loan
Creditor	Various
Amount Outstanding	7,424,676
Interest Rate and Amortization Schedule	0%
Description of Collateral	Real Estate
Other Material Terms	
Maturity Date	48-72 months
Date Entered Into	Various

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

1	**GESTIÓN PARTICIPATIVA PATRIMONIAL ELE, S.L.**	1,080,000	36.00%
2	**AS CONSULTORES E INVERSIONES, S.L.**	594,000	19.80%
3	**CHOCLAR CONSULTING, S.L.**	513,000	17.10%
4	**SOKARTEC SERVICIOS INFORMÁTICOS, S.L.**	513,000	17.10%
5	**SAVIA CAPITAL LLC**	300,000	10.00%
	TOTAL	**3,000,000**	**100 %**

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of September 17, 2024, the Issuer had an aggregate of $764,569.00 in cash and cash equivalents, leaving the Issuer with approximately 20 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer intends to concurrently undertake to raise up to $5,000,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $5,000,000 in Series B Preferred securities, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

Reental Holding Company is filing this material Form C/A to (i) extend the Offering Deadline from September 17, 2024, to October 17, 2024, and (ii) as part of the extension, update the cash on hand from $1,627,465.00 as of July 19, 2024, to $764,569.00 as of September 17, 2024. The Form C/A filed by the Issuer on July19, 2024, is hereby amended and superseded in all respects by this Form C/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series B Preferred Stock	$337,500.00	337,5000	Operating capital, marketing & advertising, staffing.	From 09/06/2023 to 10/25/2023	Reg D 506(c)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related person:

On September 19, 2023, the Company entered into a transaction with Fernando Ors, the Chairman and a Director of the Company, for the purchase of a certain real estate property interest in exchange for cash in the amount of $660,000.00 and Common Stock in the Company in an amount equal to $135,000.00.

On September 6, 2023, the Company entered into a transaction with Arete Evolution LLC, a Florida LLC whose owner is Gustavo Rossi, a Member of the Advisory Board of the Company, for the purchase of a certain real estate property interest in exchange for cash in the amount of $67,500.00 and Preferred Class B Stock in the Company in an amount equal to $67,500.00.

On September 6, 2023, the Company entered into a transaction with Arete Evolution LLC, a Florida LLC whose owner is Gustavo Rossi, a Member of the Advisory Board of the Company, for the purchase of a certain real estate property interest in exchange for cash in the amount of $60,000.00 and Preferred Class B Stock in the Company in an amount equal to $60,000.00.

On September 6, 2023, the Company entered into a transaction with Arete Evolution LLC, a Florida LLC whose owner is Gustavo Rossi, a Member of the Advisory Board of the Company, for the purchase of a certain real estate property interest in exchange for cash in the amount of $75,000.00 and Preferred Class B Stock in the Company in an amount equal to $80,000.00.

On October 25, 2023, the Company entered into a transaction with APATHEIA VENTURES LLC, a Florida LLC whose owner is Gustavo Rossi, a Member of the Advisory Board of the Company, for the purchase of a certain real estate property interest in exchange for cash in the amount of $62,500.00 and Preferred Class B Stock in the Company in an amount equal to $62,500.00.

On October 25, 2023, the Company entered into a transaction with APATHEIA VENTURES LLC, a Florida LLC whose owner is Gustavo Rossi, a Member of the Advisory Board of the Company, for the purchase of a certain real estate property interest in exchange for cash in the amount of $67,500.00 and Preferred Class B Stock in the Company in an amount equal to $67,500.00.

The company borrowed money from one of its shareholder and the CEO, Eric Fernando Sánchez Gálvez. The loan bears no interest rate and has not defined maturity date. As of September 30, 2023, the outstanding balance of the loan is $14,762.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at http://www.rental.co.

The Issuer must continue to comply with the ongoing reporting requirements until:

    (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Reental Holding Company
(Issuer)

By:
DocuSigned by:
/s/ Eric Sanchez
B60660A248A4425...
(Signature)

Eric Fernando Sanchez Galvez
(Name)

President & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Eric Sanchez
B60660A248A4425...
(Signature)

Eric Fernando Sanchez Galvez
(Name)

President & CEO
(Title)
September 17, 2024
(Date)

DocuSigned by:
/s/ Fernando Ors
208FADC02582411...
(Signature)

Fernando Ors
(Name)

Director
(Title)
September 17, 2024
(Date)

EXHIBIT A

Financial Statements

REENTAL HOLDING COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED SEPTEMBER 30, 2023
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Reental Holding Company
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Reental Holding Company (the "Company,"), which comprise the consolidated balance sheet as of September 30, 2023, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending September 30, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 7, 2024
Los Angeles, California

REENTAL HOLDING COMPANY
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of September 30,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	231,587
Acccounts Receivable, net		166,719
Prepaids and Other Current Assets		59,600
Total Current Assets		**457,907**
Property and Equipment, net		5,050,596
Note Receivable		540,556
Intangible Assets		1,046,443
Deferred Tax		41,499
Total Assets	$	**7,137,001**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	25,814
Shareholder Loan		14,762
Total Current Liabilities		**40,576**
Participating Tokenized Loan		7,424,676
Total Liabilities		**7,465,252**
STOCKHOLDERS EQUITY		
Common Stock		3,000
Preferred Stock		20,750
Additional Paid in Capital		108,262
Retained Earnings/(Accumulated Deficit)		(460,263)
Total Stockholders' Equity		**(328,251)**
Total Liabilities and Stockholders' Equity	$	**7,137,001**

See accompanying notes to financial statements.

REENTAL HOLDING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended September 30,	2023
(USD $ in Dollars)	
Net Revenue	$ 412,817
Cost of Goods Sold	-
Gross profit	412,817
Operating expenses	
General and Administrative	443,341
Research and Development	28,715
Sales and Marketing	330,103
Total operating expenses	802,159
Operating Income/(Loss)	(389,341)
Interest Expense	37,268
Other Loss/(Income)	33,653
Income/(Loss) before provision for income taxes	(460,263)
Provision/(Benefit) for income taxes	-
Net Income/(Net Loss)	**$ (460,263)**

See accompanying notes to financial statements.

REENTAL HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Inception- February 28, 2023	-	-	-	-	-	$ -	$ -
Issuance of Stock	3,000,000	$ 3,000	20,750,000	$ 20,750	$ 108,262		132,012
Net income/(loss)						(460,263)	(460,263)
Balance—September 30, 2023	**3,000,000**	**$ 3,000**	**20,750,000**	**$ 20,750**	**$ 108,262**	**$ (460,263)**	**$ (328,251)**

See accompanying notes to financial statements.

REENTAL HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended September 30, 2023		2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(460,263)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property		-
Amortization of Intangibles		-
Changes in operating assets and liabilities:		
Acccounts receivable, net		(166,719)
Prepaids and Other Current Assets		(59,600)
Accounts Payable		25,814
Deferred Tax		(41,499)
Net cash provided/(used) by operating activities		**(702,268)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(5,050,596)
Note Receivable		(540,556)
Purchases of Intangible Assets		(1,046,443)
Net cash provided/(used) in investing activities		**(6,637,595)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		132,012
Borrowing on Shareholder Loans		14,762
Borrowing on Promissory Notes and Loans		7,424,676
Net cash provided/(used) by financing activities		**7,571,450**
Change in Cash		231,587
Cash—beginning of year		-
Cash—end of year	$	**231,587**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	37,268
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note		-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Reental Holding Company was incorporated on February 28, 2023 in the state of Delaware, which serves as the parent and controlling entity of the business group. The company has two subsidiaries: Rental America, LLC which was formed on August 5, 2022 in the state of Florida and REENTAL TOKEN SL from Spain, which was formed 2020. The consolidated financial statements of Reental Holding Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

The real estate market, despite being lucrative, faces numerous challenges, from a lack of transparency to significant barriers to entry for small investors. In this context, Reental emerges, an innovative platform that combines blockchain technology with real estate investment. Reental's business model focuses on identifying profitable properties, tokenizing them, and managing the entire process, from purchase and renovation to rental and sale. With the motto "If it's profitable, we can tokenize it," Reental reflects an expansive vision that transcends the traditional real estate sector.

Reental was founded in Spain in late 2020 by five entrepreneurs with expertise in real estate, technology, programming, entrepreneurship, and blockchain. A team of experienced executives who are passionate about transforming the real estate sector with blockchain and advanced fintech technologies is joining the entrepreneurial team. The first tokenized property was launched in February 2021 and sold entirely through the Ethereum network, despite associated costs. Since then, it has become the leading real estate tokenization platform in the Spanish-speaking market, with over €10 million in tokenized AUMand around 50 properties in the portfolio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted September 30th as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit

accounts, at times, may exceed federally insured limits. As of September 30, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of September 30, 2023and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Properties	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software application which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

The company strategically holds cryptocurrencies for operational purposes, integrating them into its core business activities. These cryptocurrencies are reflected on the financial statements at their initial cost and are subject to impairment testing should there be a decrease in their fair value.

Income Taxes

Reental Holding Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company's revenue is derived from the acquisition of properties, followed by the renovation of these assets. Subsequently, the refurbished properties are leased, and ultimately, the company engages in the sale of the real estate assets

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended September 30, 2023 amounted to $330,103, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 7, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   **DETAILS OF CERTAIN ASSETS AND LIABILITIES**

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

In 2022, the company Reentaltoken S.L. (from Spain) entered into note receivables with Reental & Fates Investment, S.L. and FATES INVESTMENTS, S.L., which have maturity date in 2028 and bears an interest rate of 5.13% per annum. Note receivable consist of the following items:

As of Year Ended September 30,		2023
Note Receivable with Reental & Fates Investment, S.L. and FATES INVESTMENTS, S.L.,	$	540,556
Total Note Receivable	**$**	**540,556**

Prepaid and other current assets consist of the following items:

As of Year Ended September 30,		2023
Prepaid expenses		59,600
Total Prepaids and Other Current Assets	**$**	**59,600**

4.   PROPERTY AND EQUIPMENT

As of September 30, 2023, property and equipment consists of:

As of Year Ended September 30,		2023
Properties - Spain	$	1,992,474
Furniture- Spain		129,310
Equipment		5,658
Construction		466,566
Prepaids		348,214
Properties - outside Spain		2,042,370
Real Estate- acquiring		66,002
Property and Equipment, at Cost		**5,050,596**
Accumulated depreciation		-
Property and Equipment, Net	**$**	**5,050,596**

5.   INTANGIBLE ASSETS

As of September 30, 2023, intangible asset consist of:

As of Year Ended September 30,		2023
dApp development	$	92,463
Cryptocurrencies		953,980
Intangible assets, at cost	**$**	**1,046,443**
Accumulated amortization		-
Intangible assets, Net	**$**	**1,046,443**

Since the application is still in the development phase, no amortization has been recorded yet.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 3,000,000 shares of common stock at a par value of $0.001. As of September 30, 2023, 3,000,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 500,000,000 shares of preferred stock at a par value of $0.001. As of September 30, 2023, 20,750,000 shares have been issued and are outstanding.

7. DEBT

Participating Tokenized Loan

The Group entered into Participating Tokenized Loan with retail investors. In relation to the investing public, the Group issue Participating Loan with a duration of from 48 to 72 months, which will be represented by cryptographic assets called "Tokens". The funds were used for the acquisition and refurbishment of the property. The details of the Company's loans are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | As of September 30, 2023 | | |
				Current Portion	Non-Current Portion	Total Indebtedness
Participating Tokenized Loan	$ 7,424,676	0.00%	48-72 months	$ -	$ 7,424,676	$ 7,424,676
Total				**$ -**	**$ 7,424,676**	**$ 7,424,676**

Owner Loans

The Group borrowed money from the owners. The details of the loans from the owners are as follows:

| Owner | Principal Amount | Interest Rate | Maturity Date | As of September 30, 2023 | | |
				Current Portion	Non-Current Portion	Total Indebtedness
Eric Sanchez	$ 14,762	0.00%	No set maturity	$ 14,762		$ 14,762
Total				**$ 14,762**	**$ -**	**$ 14,762**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. INCOME TAXES

The provision for income taxes for the year ended September 30, 2023 consists of the following:

As of Period Ended September 30,		2023
Net Operating Loss	$	(117,174)
Valuation Allowance		117,174
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at September 30, 2023 are as follows:

As of Period Ended September 30,		2023
Net Operating Loss	$	(117,174)
Valuation Allowance		117,174
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of September 30, 2023and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending September 30, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $460,263, and the Company had state net operating loss ("NOL") carryforwards of approximately $460,263. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of September 30, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of September 30, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

The company borrowed money from one of its shareholder and the CEO, Eric Fernando Sánchez Gálvez. The loan bears no interest rate and has not defined maturity date. As of September 30, 2023, the outstanding balance of the loan is $14,762.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2023 through February 7, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

12.   GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $389,341, an operating cash flow loss of $702,268 and liquid assets in cash of $231,587, which less than a year worth of cash reserves as of September 30, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Reental Holding Company

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by ____________________ (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $_____________(the "**Purchase Amount**") on or about ___________, Reental Holding Company, a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "Valuation Cap" is $32,000,000.

The "Discount" is 20%.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the **First Equity Financing Price**).

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock, par value $0.001 per share, of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger

or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an

opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f) If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer (**"KYC"**) and anti-money laundering (**"AML"**) policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b) This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("Tokens") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c) The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Dover, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more

particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Reental Holding Company

By:
Name: **Eric Sanchez**
Title: President
Address: 201Alhambra Cir. #1050, Coral Gables, Florida 33134
Email: eric@reental.co

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by Reental Holding Company (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1) cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2) in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3) receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4) vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with at the direction of the Chief Executive Officer of Reental Holding Company (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5) in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6) appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7) take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                          Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong President

Date: Date:

ISSUER:

Reental Holding Company

By:

Name: Eric Sanchez, President

Date:

EXHIBIT C

Video Transcripts

WE ARE REENTAL

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Reental offers the opportunity to invest in

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the real estate sector and generate passive income

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through a simple and secure tokenized investment platform.

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The investment process is simple and begins

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with registration on our web three platform.

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To do this, you just have to click

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on the registration button on our website www.Reental.co and provide an email address.

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The investor receives a verification email in

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his inbox and only clicking on the

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sent link gives access to the platform.

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For those users who access for the first time,

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they will need to pass a KYC know your

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customer process to verify the identity of the user.

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We do this for security and compliance with

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the requirements set by spanish and US legislation.

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The second for the purchase is the verification

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of the wallet which will serve both to

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be able to purchase real estate tokens and

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to receive the returns generated month after month.

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After these two verification steps, the purchase process

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can be started which can be done by

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sending a transfer in fiat currency, following the

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instructions on the web or directly through different

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cryptocurrencies from the platform.

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There is always a support team available to

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the investor to resolve any type of doubt

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and guide them in the process.

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The different investment opportunities and their

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status are listed on the platform.

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In any open investment opportunity you can access the

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white paper of the project in which the entire

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exploitation plan of the property in question is detailed.

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It is important to mention that this document

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has been previously approved by the competent body.

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According to the country's regulations, rental offers

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security tokens and therefore it is regulated.

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Financial product dividends are distributed monthly

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which are assigned at the wallet

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assigned to each investor.

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At that point, the investor can either choose

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to claim those returns or reinvest them.

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The returns can be reinvested in a very

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simple way from the ten USDT available.

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In the case of wanting to claim the

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returns, these are delivered to the investor's wallet,

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discounting the corresponding withholding in each case.

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This withholding will have been calculated based

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on the information provided in the KYC.

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Tokenization allows the creation of a P two P

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P2P liquidity market discord is our meeting place for

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this exchange as well as being the place where

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our users can share concerns, proposals or request support.

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One of our main values is to put

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the investor at the center and that is

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why we have an exquisite customer service.

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We try to guide them throughout the investment path

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and process and being close to the investor we

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know is something that is valued in different surveys.

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Although this is the current platform,

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the rental team is continuously working

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on improving the product functionalities and

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above all, facilitating the user experience.

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Rental is the platform where its users have the opportunity

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to invest in the real estate sector safely from anywhere

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in the world, generating passive income and capital that brings

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them closer to financial peace of mind.

PROBLEM & SOLUTION
Reental's solutions to traditional Real Estate investments

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I believe that in the end, what it allows

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is access to a market

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Which usually has a lot of bureaucracy, there is a lot of

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very slow processes that most people don't want to go through.

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You make it simple for them, with just one click

6

and with amounts that probably could not aspire to invest

7
in them unless you had this business model which is

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divide into small parts, that is to say, I have small parts of

9
something much bigger.

PRODUCT
Tokenization: what does it mean?

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Just to have an idea, what is tokenization?

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Nothing more complicated than dividing something into shares,

3
and in this case, these shares are called tokens.

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One token,for example, a casino chip can be considered a token,

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It is easier to use in a casino, easier to count,

6

easier to transfer and to keep track of

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And it represents a dollar in the United States and a euro in Spain.

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Just like that it can be digital

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And it represents whatever you divide

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You can divide anything, starting from a property to the cash flows of a restaurant.

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That is to say, tokenizing is simply dividing things into shares,

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And digitalization gives it a big advantage by

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Making it available for everyone

RNT TOKEN
Our utility token
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Let's see, I understand, Eric, that you are going to release a token.

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What's the purpose behind releasing this token?

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Well, it's the interesting and very crypto second part, isn't it?

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because, let's see, everything we talk about…

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Tokenization is undoubtedly a digital transformation

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of the entire real estate investment process.

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It improves it, it gives you an opportunity to invest, disinvest, monthly incomes

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Take advantage of compound interest,

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Ask for a loan in one click

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compared to going to a bank and asking for a mortgage.

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All of this will be possible thanks to a digital transformation enabled by Tokenization

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But what is web3, what is crypto, goes much further because

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the launch of a utility token is a way of

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Changing the way you relate to your community.

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You suddenly convert your entire community that already uses you, in our case,

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They already like Reental because it allows them to

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to invest in profitable real estate,

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How can you become more involved?

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How can we generate what is called a virtuous cycle where

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They bring more value to Reental and we

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Provide them with better services and products through this token.

MEDIA ABOUT OUR RNT TOKEN

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Another aspect that has caught my attention about

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Rental is that it has announced the arrival of its utility token, RNT,

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a utility token that will become the backbone

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of Rental, capturing part of the value generated by

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the company for its product, and its community, encouraging the active users

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by giving privileges to the holders and investors of Reental,

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For example, exclusive benefits, access to certain products, access to

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priority to investments before any other investor, etc., etc.,

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And more, allowing you to take advantage of

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the decentralization to enhance the

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return on your investments and to be able to have

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much more connection with the Reental community.

WHAT IS MEDIA SAYING ABOUT US
21M raised by tokenizing real estate and 92% reinvestment (Reental)

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How do you see your crypto world in 2024?

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JP Morgan talks about the tokenization of Real World Assets.

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How do you market a token? These are things nobody teaches you

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Well, look, I spoke 10 days ago

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with the CEO of Decentraland.

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I'm telling you because I know the CAC I have per user.

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I give them the RNT that I know can be

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supported by the CAC it would cost in marketing.

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That way, I don't undermine the

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price of the RNT because I'm giving it away.

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So, applying the tools of

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traditional marketing with a tool

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that is very easily distributable.

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At Product Hackers, we grow businesses with

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our methodology based on data and experimentation.

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And on our podcast, we bring you

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the best growth stories.

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The ship is ready, so we take off.

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Welcome, welcome to Growth, the

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Product Hackers podcast.

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I'm Korty, and today we have with us

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Eric Sánchez, co-founder and CEO of Reental,

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the platform for investing in tokenized real estate that

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is growing like crazy.

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With more than 55 tokenized properties and with

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presence in Spain, the United States, Mexico, Dominican Republic.

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And if you take a little while to listen,

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this will surely be in many more places.

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Welcome, Eric.

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Well, nothing, a pleasure, Korty. Thank you very much.

31

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A pleasure to be here with you all.

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We are very excited because we also recently spoke

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with Miguel Caballero and every time I talk with Miguel

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he talks about you too and follows you, tells me wonders

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and well, we have a bit to talk about in

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depth and we are so looking forward to it, Alex Granados has joined us

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who is the new podcast manager, you'll see him more and more around here because he is

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going to be in charge of ensuring that we always have cool guests

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and this moves much more and it just so happens

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that he is a client of Rental.

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Yes, yes, yes. That's really cool. How are you, Alex? How are you?

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Very well, very well. Here we are.

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Eager to see a bit

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about what Reental is, right?

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And well, let's see what

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you do, which is very cool.

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Before asking Eric the first question, let's

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do a bit of a pitch, an overview, so to speak,

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I'm going to play a little trick on Alex.

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I'm going to ask you a question.

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Since you're a client, what do you

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like most about Reental?

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Well, I would say what I like the most is...

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I mean, because I also come from the crypto sector, right?

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So, in general, let's say there isn't much

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transparency in projects and it seems to me that

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Reental is doing a good job in having

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that transparency with everything they do, right?

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So, I would say that's what I like the most.

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No pressure because he's in front

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No, I think what you're saying is interesting because

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it's true that for the crypto sector we are very

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transparent and there's a team behind us and we are very

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visible, which crypto tends to be the least.

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And the step also, for those who are not

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crypto, is also to accommodate them so that

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crypto is not complex for them, right?

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So, we are there at that intersection, right?

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Between the two worlds. Absolutely. How good.

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Well, now, indeed.

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Some of those listening to us surely already

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know you, for sure some of those listening are even clients,

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but tell us, what is Reental? Give us the pitch.

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Perfect.

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Well, first of all, obviously, very excited to

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be on the Podcast because I'm also a listener.

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to be on the Posca because I'm also a listener.

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I tell you that even before Rental was born in

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I tell you that even before Rental was born in

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a moment of impasse in my life, deciding what

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I was going to do, I listened to one of the episodes that

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had Luis and it motivated me a lot.

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So, I thank you for what you do because it helps

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people who listen to it, each in their

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own area and at the moment that it touches them.

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And the truth is it's a pleasure now to be

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the part that others listen to.

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So, a complete honor, a complete honor.

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Let me tell you about Rental. Very simple.

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Rental allows anyone

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from anywhere in the world to invest in real estate.

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In the end we are applying

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The most innovative technology

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the one that many of us know

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the blockchain, for this product

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which is Real Estate,

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in the one we all want to invest

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once we have some capital

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for it to be more accesible, give higher returns

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be more liquid and more easy to purchase

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Simply, this is a tool that allows anyone to

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participate in the world of Real Estate investment

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Regardless of where they live or how much capital they own

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and with the best perks possible

REENTAL IN THE NEWS
Our CEO, Eric Sanchez, blockchain TV

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Create your future today.

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Leaders in tokenization.

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Invest in real estate with high profitability and great

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liquidity in Reental.co

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And we are just going to talk

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with Reental, we are joined here today by Eric Sanchez.

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Eric, how are you? How are you, Javier? How are we doing?

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Hey, thank you very much CEO of Reental.

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Let's go directly because

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there are always new users, new listeners,

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new investors, real estate sector.

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Yesterday you were presenting in Criptoplaza a little bit of what

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we are going to talk about now, that token of

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utility of Reental, but I was surprised to see that

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still many people are approaching asking, hey, what

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is this investing in tokenized real estate?

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Tell me easy, in one line to

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to give us a little context.

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Yes, I think a lot of people who already use

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blockchain already know you, but there are a lot of people

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getting into crypto and blockchain.

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What we do is simple, it's let

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anyone can invest in real estate.

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And we do this thanks to tokenization, which

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is nothing more than dividing something into shares, tokens,

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and so you can enter with more flexibility.

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You can invest from 100 euros, you can disinvest,

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you have the income every month...

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That is, you have within reach of

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your hand to invest in real estate, which

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is what we all traditionally want.

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In the typical crowdfunding that was done before, each one

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puts its part, in this case it has been with participations

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in that loan, you bought the house, you put it in exploitation

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and then you sold it and from there you got that profitability

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that has been paid with all the projects that

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have been going out to date.

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That's right, crowdfunding is a very

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clear example to say something similar of how it works.

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It's getting a lot of people together, buying a property, making a

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product out of that property, getting a return and above all the

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thing that tokenization gives is that it removes barrier.

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Reental has two years and four months

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and has investors from 55 countries.

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That indicates that the way to enter is very

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simple and above all it turns the product into a

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financial product because you are going to be able to have it in your

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power, that touch, you are going to be able to leverage it, you are going to

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be able to sell it easily, you are going to have liquidity, right?

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So it's an evolution, isn't it, of that model?

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Hey, interesting that we connected a few weeks ago,

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you were in Miami, there seeing a market,

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company that is also opening, isn't it, its delegation there.

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How do you see that market?

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Is it going to be another source of opportunities or...?

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No doubt, no doubt. There are two visions.

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When we go from Spain to the United States

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it always seems that we are at the back of the queue.

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I think we are going to the US with ambition, in

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the projects that are made, in how we can cover

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a business and conquer the world, which is what

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they do in many things.

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But being there we have seen how we have

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that ambition and we have also realized

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that in traction, in real estate tokenization we are

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leading it from here in Spain.

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So what we do by going there is to have

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access to their product, to have access to their huge

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market and allow anyone to invest in

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a market as for an investor, to be able to diversify already

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not only the local market.

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Hey, let's get to the key issue.

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Yesterday you presented a little bit that new

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evolution as Web3, at the end you also

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bring tokenization to the world.

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Reental token, why?

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Well, good question, isn't it?

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All this that we're talking about is a

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digital transformation of a product that we know,

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which is real estate investment.

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It's a digital transformation that makes everything

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the world has access, that improves the process,

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which is faster, it's more intuitive....

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You do it from your mobile.

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But there is a disruptive part that sometimes we leave

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aside because we associate tokens and cryptocurrencies

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to speculation, but it's not like that, right?

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The token There is one thing that is the tokenization

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of real estate or financial products and another that is

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the tokenization of the economy, which allows through

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a token, a utility token in this

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case, to bring your community closer, to make it participate in the project, that

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becomes, in the Anglo-Saxon word fits very well,

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in stakeholders, who want the company to grow because

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they grow with it.

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What a utility token does is to encourage

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these users to have more in gaming, to use the platform.

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Users who already use it, that

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is also important to differentiate that.

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Users who are already in reental because

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the investment is good, because they have liquidity,

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now suddenly they can grow with it.

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And you incentivize them by saying, hey, if you invest more,

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then you have this reward in the form of a token.

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If you refer someone, you have this

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prize in token mode.

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and the important thing is that later it has a utility because

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otherwise that token for it does not make any sense.

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So it is a kind of loyalty, isn't it?

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That is to say that by investing I will receive those

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tokens, I will also be able to buy them to access the services and

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at the end you will be creating that value that you are going to

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give to that token, which is why we say that it is

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a utility token within the platform.

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Exactly, loyalty is an example, this again

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is the evolution that gives you much more, because

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gives you that exposure to growth in services and

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products, in technology, in the community of a company.

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That growth at the end makes the product and

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the service better, therefore you want to have

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more, they do more actions that make the company grow

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and that company again can create better products.

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In the end it is a virtuous cycle in

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that everybody wins with that relationship.

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And the Tokenomis, which we always talk about

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, how did you build them?

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Well, the basic thing about a tokenomic is that at the end

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of a period of time it is the community that

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has a large part of these tokens, that they see value

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in the utility and in the use.

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And the important thing, as I said before, is not to

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take it out when Rental is born, but to take it out when Rental is

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a business model that works, that is already

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profitable, that has users, because that is when

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you will be able to give it that utility.

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There is already a use of the platform that you can

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improve, because we take out a property and it sells in

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20 minutes, so one use is that if you have

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certain number of tokens, you have priority access, you have access to

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exclusive products, you have access to training, as

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Miguel was talking about before, the Tutelus partner, you have access to our properties,

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to stay in them, that is, it is important for

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that an incentive, such as a Utility Token, does not end up

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falling, as happens in most cases, that

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is supported by a business model that gives it value.

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I am going to point you a little bit to that, right?

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Because those of us who have been around for a while have always

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seen a bit of everything, good things, not so good things, and

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hey, well there, that's why I was telling you a bit about how

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this distribution of tokens is done, because of course, here

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you are right, there is a value that is the business

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that you already have, that is, that is not a

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token to be speculating, but it is a token to

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create that community, to, hey, in the end finance part

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of what you want to do, I also understand, but always from

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that point of view.

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Exactly, the secret of a token and that it is well

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used and is not a short path is

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that people want to keep it and for them to want to keep it

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you have to give that value in this case in services,

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in product and there is no other way than to create a

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community that already uses the platform, uses you a

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service, a product, we put a clear example, as if the

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Airbnb community at the time was incentivized or rewarded

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to bring new properties or be a tenant, because those first

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who arrived are those who gave value to the

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platform.

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It is a concept in which you are now

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distributing, you give advantages to these users for being

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participants for making Reental grow, because they invest more,

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because they refer more, because they participate in DeFi...

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Of course, at the end of the day, Eric can apply this

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to any business, that is, to the final

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is to look for incentives, to use tokenization, in

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this case of what would be the loyalty

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we were talking about, to generate value.

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What you were saying about Airbnb I think it is very clear.

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At the beginning it was difficult for them to take off. Why?

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Because there was neither supply nor demand.

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When the supply starts to come in, the demand starts to come in,

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, and that ecosystem is generated.

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And basically, what you are saying here is, I

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am going to set up this Airbnb, but in this case of rental,

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but where what can be done is to distribute value among

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those who are supporting me now at the beginning.

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Exactly, it is to incentivize the network effect, the famous

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network effect which is the more users bring value

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to the company, the more call effects there are to

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others, because that case again is very clear.

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If there is not enough tenant, nobody uploads their real estate.

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Now, the more people upload properties, the more tenants will

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to come because at the end you create that service.

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It's the same here.

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The more users invest, the better

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access to the product Rental will have.

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The better product will attract more people's attention.

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In the end it is a cycle in which you grow

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together with the community and make them more involved.

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Human beings are from communities, and

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we want to feel comfortable, we want to feel

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part of it, and it makes a lot of sense that feeling

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of belonging that this token gives you.

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Hey, nothing, last question, last minute.

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That company, you are already a company, I

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think we are past that startup.

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We have Carla, who has been here for

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, Carmen, all that team creating value.

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How do you see yourself, Eric, with your own

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token in no time, that international diversification?

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what are we going to do for the future

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in that roadmap where you already have

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that token and that great team, where are you going?

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Well look, let's go to the goal we have and that is

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to be the largest tokenized investment platform in the world

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and that makes a lot of sense with this token.

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Rental has a very fast growth with the traditional

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model, if we say that real estate tokenization is traditional, but

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What this allows is that not only is

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your team of now 25 people, 100 when they are

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or whatever we are evolving, but allows the

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thousands of your users to contribute to the growth of the company

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, that they have an incentive to grow.

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And that is what makes, in the end I always say, and

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is part of the PIS, that we are going to create the largest community,

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we are going to create the largest tokenized investment platform in the world,

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because among thousands of people it is possible. That's right.

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Well Eric Sanchez from Reental, thank you very much,

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thank you very much for coming to the studio

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and I hope you don't spend another year.

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Yes, I was looking forward, I was looking forward

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to coming, so we will come. Thank you very much.

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And we are going to see what this Intelligence is all about.

Launch of Larimar, Punta Cana, Dominican Republic
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Welcome to Rental's new project, in

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this time in Punta Cana, Dominican Republic.

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This new project, under development by the Spanish company

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Clerp Estructuras, a group of companies founded in 2011 and listed on the Spanish stock exchange of

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Growth as of 2019, it is

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specialized in the design and construction of

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all types of buildings its international presence, its financial model

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innovative and R&D developments are reflected in the

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in the performance of its shares in the stock market, the

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which have increased in value by more than 140%

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in the past 5 years.

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The project called Larimar City & Resort, is

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located in the privileged enclave of the Verón cliff

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100 meters above the sea, from

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where you can enjoy the unparalleled views of the

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Punta Cana and the Caribbean.

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It consists of a set of more than

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20,000 units, with selling prices between 100,000

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and half a million in an extraordinary natural environment.

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With a promenade of more than three

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kilometers, a spectacular golf course, country club,

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stores, artificial beaches, swimming pools, lagoons and all types of

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restaurants, it has the unique peculiarity that it

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is surrounded by a protected ecological corridor.

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In addition, it will be a

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benchmark city in sustainability.

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The environmentally friendly, infrastructure

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will have renewable energy alternatives, reuse of energy and

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and water use to optimize

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all resources to the maximum in line

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with the Reental's investment philosophy.

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As you can see, Larimar City & Resorts

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is a unique city that combines luxury, comfort and

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and comfort with everything you need in terms of

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of leisure, education, health and safety.

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Conceived as a Smart City, this is a

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of a self-sufficient city conceived as a destination

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for second home, permanent residence or as a vacation home.

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highly profitable real estate investment.

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The agreement established rewards our money invested during the period of

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construction period at a guaranted 7% per year, at a guaranteed

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to which should be added the real estate profitability after the

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repurchase by the builder himself after the second year, with

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a 9% revaluation, which corresponds to a

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12% annualized return.

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Finally, I would like to highlight the reasons

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why to invest in the Dominican Republic.

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First, the Dominican Republic is the most popular tourist destination

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most popular in the Caribbean and attracts more

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of 6 million tourists per year.

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Tourism, in fact, contributes to more than

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10% of the country's Gross Domestic Product.

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Second, its economy has been booming rapidly.

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in recent years, with an average annual rate of

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growth of more than 6%.

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This positive economic performance has reduced

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substantially lower poverty rates and

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has expanded the middle class.

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Finally, the Dominican Republic offers

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lucrative investment opportunities, especially in

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beach cities such as Punta Cana.

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We hope that this new investment opportunity will be

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of interest to you and we remain, as always, at

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at your disposal in our Customer Service Department.

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Investor, as well as in all our social networks.

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Thank you very much and see you soon.

WHAT ARE PROFESSIONAL INVESTORS SAYING ABOUT US?
Andrea Redondo on "How experts think"

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Hello everyone.

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I have the pleasure of being here today with Andrea Redondo,

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who is not only a great entrepreneur but has also

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created a YouTube channel, a course, the Investment Club,

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where she teaches everyone to learn a bit about investing and to educate ourselves financially.

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Today, Andrea will tell us a little about

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investments and her formulas to make them seem a little

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easier and within reach of many.

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We are going to take advantage and ask for

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some tips that we all can improve, that

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we all can use to improve our finances.

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So, hello, Andrea, very good, how are you?

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Hi, María, thank you very much.

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Hello, María, many thanks.

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Very well, delighted to be here with you today.

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No, many thanks to you.

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It's an honor for Renta to have you as a guest today.

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So start by telling us.

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I've given you a brief introduction, but

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start for those who don't know you,

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there won't be many, but still.

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A little about who Andrea Redondo is.

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Well, today, as you've mentioned, right?

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I'm at the head of the Investment Club, which

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is a project I created in 2017, or

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so, some time ago, to be able to spread for

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financial knowledge, financial education, investments, which, well,

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have allowed me to achieve financial freedom

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before 30 years old so that other people

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interested in the same topics can,

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let's say, reach their goals faster, right?

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Going through a path, I won't say safer, but already

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more tested, and they can avoid the mistakes I

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have made along the way and, well, that

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they can save time and money by

 stumbling.

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And, well, what can I tell you in terms of

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life before creating the investment club?

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I studied Law, Economics, and Finance.

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I followed the typical pattern, right?, of, well,

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that, wanting to work in an American law firm,

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a very promising career, but although I

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loved the job, you quickly realize that

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you don't want to fight for others' dreams

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but your own.

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That's when you start to explore options and thanks

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to investments you can take the leap to lead

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the life you want and be the engine

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of your life and not depend on others.

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And this is what I wanted

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to share through the Investment Club.

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As I say, we started more than six years ago.

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And, well, perseverance, effort, determination.

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We already have a fairly large community and

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we received the Best Financial Educator award from Ranking last year.

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So very proud and happy to be spreading

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and helping other people with something that, unfortunately,

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is not taught in school today. Exactly.

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I think this is the key.

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It's something that maybe is missing in

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school, let's say, from when we are little, teaching us, right?

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So, where was your, so to say, your mindset shift to say, okay, I'm doing really well, I have my

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job which is incredible, a lawyer, how did you decide to start in

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finances and dedicate yourself to it?

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Well, for me, this came from before, when I

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was 6 years old, my parents already started to

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instill in me the habit of the importance of saving.

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So, I remember, as a little girl, at

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6 years old, going to the bank, right?
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Back then, the passbooks where you kept your

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allowance, and they would stamp the passbook with a

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machine, and there it would show what you had.

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There were no online accounts or any of that.

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So, well, it became a habit for me, right?

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The allowance.

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And at 16, I was fortunate to

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have Economics as a subject in school.

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And that's when I discovered

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the concept of inflation.

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And I said, wait, I've been saving here

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like a little ant for almost ten years, based,

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of course, on what the allowance was.

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But that money, which I thought was safe

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in the bank, yes it was safe, but it was losing

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purchasing power simply by the passage of time.

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And I said, this can't be, I have to do something.

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So, that was when I started to become interested

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in investments, in such a way that

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I started investing quite young.

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First, well, what is

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known as paper trading, with virtual operations,

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because I was underage.

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And then when I reached legal age,

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I indeed started to experiment with real money.

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And when the moment came to make the decision

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in the firm, it's not a decision that was

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made overnight.

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I actually already had all that background,

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those passive incomes coming in from

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the investments I had made years before.

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So, it was a decision that

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was quite natural, right?

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I mean, people often ask, hey, at

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what exact age did you achieve financial freedom?

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And I always say, I don't know, I don't know exactly.

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04:49,276 --> 00:04:51,136
I know it was before 30, but there isn't a

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specific date because it's not an event, it's a process.

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So, it's a process that had been developing years

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before, and therefore, if I had to tell you

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when that click was, it was in the economics class

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when I discovered what inflation was.

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I mean, at 16 years old.

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Yes. Incredible, right?

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It's incredible that you realized so soon, right?

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Because in the end, usually, we're focused on

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other things at those ages, right?

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Yes, yes.

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It's true that I've always been a girl who was more

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mature than what the rest of my classmates were,

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who had other concerns, logically also because of all the background

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I already had from my parents, about the importance

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they had placed on saving, discipline.

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perseverance.

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But in the end, if you're not aware

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of it, no matter how much someone gives you input,

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you have to be convinced in your head of

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wanting to do things differently.

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Because, in the end, going against the grain is not easy.

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You're looked at a bit like the odd one out, the weirdo.

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And you have to also know a bit how to overcome and

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say, look, I follow my path, I'm clear about

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what I want to achieve and keep going in that direction.

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And I think it's clear that you love investments

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and you're a proponent of diversification, right?

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Tell us a little bit, because I was going to ask you that

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too, to tell us a little bit about the different, I know

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there are many, don't tell us all of them, all, all,

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but maybe the most important ones for you,

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the investments you have or that you advocate for.

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Sure, well, look, I started with stocks because back then

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and still to this day,

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I'm talking about nearly 20 years ago,

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they were the most accessible in terms of knowledge,

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also in terms of capital, because I didn't start

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with an excessively high capital either.

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So, I started with the stock market.

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I stumbled a lot, I even lost

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money because, well, when I started,

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I didn't have a solid foundation.

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And that is, in part, also what I try to instill

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now, years later, when I've learned from all this.

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So, I started with the stock market and then

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when I had that pillar more or less well

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mastered, I moved on to the next pillar

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which was real estate, with leveraging, anyway.

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what can I tell you here

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we're on Rentalon, a channel

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for real estate investments, even if they are alternative.

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And from there I jumped precisely

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to alternative investments, cryptocurrencies, investment

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in companies, in startups.

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Also alternative investment, participatory loans,

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real estate crowdfunding, peer-to-peer lending, whisky, commodities

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and many other things.

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So, that's a bit of what my portfolio looks like today.

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And people say, wow, but, how am I going to do it?

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And look, you don't need

169
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to have such a diversified portfolio, okay?

170
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I mean, I explain to people, I mean, I

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am here now, but my portfolio has not always been like this.

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I started with one investment, okay?

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Then another, then another, gradually

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many years have passed.

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So, you shouldn't compare yourself with

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,210
what you see from other people now, right?

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You have to compare yourself with yourself and that evolution

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you're having over time.

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And so, I think that, as I did it, makes

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quite sense, but in the end, you shouldn't look at

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what others do, but find what makes sense for

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you based on your investment profile,

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your knowledge, the time you have.

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And all that, well, make your own portfolio.

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Anyway, I think that, What cannot

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be missing in a good portfolio of a person who says,

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look, I want to have a solid portfolio, is stocks and real estate.

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For me, those are indispensable.

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And then others can be included.

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They are the two most important for you, right? Yes.

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Then, real estate can be, there are many, I mean,

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just like in stocks, there are many different investment strategies

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and many assets in which

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one can invest in real estate as well.

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Here we could include traditional real estate, right?

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The typical, I buy an apartment with leverage

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from the bank, with financing and rent it out

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to things as exotic as what you do,

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property tokenization or real estate crowdfunding.

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There are many variations, but I believe that

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they are two pillars that should not be missing.

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And also, the cycles, because all markets

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are cyclical, and the cycles of the stock market and

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the real estate sector don't necessarily correlate.

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It's true that they have moved similarly at some points, like during

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the 2007, 2008, 2009 financial crisis, but

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generally, they move differently and

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we've seen this not so long ago, right?

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Like the real estate sector, which experienced a boom following the

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pandemic, while the stock market, well,

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did not follow, at least, not in those same patterns.

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So, as I say, I believe those two investments are indispensable.

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And then, if you want to add others, wonderful,

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but start with those two.

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Yes, I think you've already said it in your two answers.

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The key to all this is the transition, right?

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I mean, you went through a transition from your

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job there, to dedicating yourself entirely to finance, and similarly

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you've been diversifying, acquiring new investments as you

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realized that, well, you are capable

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or that they interest you, right?

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One of those you mentioned, I've always heard you

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talk about it, whisky, which I also

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love, and you don't consume it, right?

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But you saw an opportunity to invest.

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I think that's a great example of things that

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might bring you interest, even though you

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are not, for example in this case, a consumer, right?

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I mean, I think in general in

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investments, you have to understand a minimum.

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If you don't understand what

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you're investing in, better not to get involved, right?

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Then, for example, art.

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There are ways to invest in art without knowledge,

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but as of today I'm aware

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that my knowledge is not even minimally

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sufficient to invest in art, okay?

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So, there is a market that I don't explore in what

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is art of, well, what we all think of, right?

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Paintings, occasions, places.

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I invest in digital art, such as NFTs or

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similar things, but for me, I wouldn't consider that art,

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00:11:00,126

 --> 00:11:03,745
I'd put it more in the category of blockchain.

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And whiskypass, something similar, or wine, in which I also

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have investments, I'm not a great connoisseur,

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but I do understand the guidelines, I understand the difference

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between a malt wine and a grain wine or the different distilleries, the different production processes, I look at demand charts.

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So, you have to understand a minimum, but, of course, then you

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don't need to be a lover of what you're investing in.

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For example, you could be investing in a cement company

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on the stock market, you don't need to know exactly the

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chemical formula of how cement is made, right?

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By understanding the manufacturing process, the company's costs

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logistics, the market, how it

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depends on the construction market is similar

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and the same really applies to any investment.

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You have to understand the basics, because you can't

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invest without knowledge, but also you shouldn't be paralyzed

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by analysis, saying, no,

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I don't control it 100%, I'm not going to take the

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step, because then, if not, we would never invest.

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I think you've said something very good, right?

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That in the end, because as human beings,

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I think we decide, maybe

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we make decisions based on passion, right?

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On what we like, on what...

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And sometimes, well, maybe there are

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companies you want to invest in and

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that are not necessarily a good investment.

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However, others that maybe you

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don't know, that you can study, are.

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So, we don't always have to go to

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maybe because you like, what can we say, no?

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Coca-Cola, this is an example that maybe

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also it's good to invest in Coca-Cola, but to

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maybe Pepsi will give you better returns, right?

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So, you have to be careful with that, right?

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Yes, I like the Coca-Cola example because,

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well, it's a company everyone knows.

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You may agree or disagree with the investment, with

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the type of product you are investing in, right?

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But I like this example because, well

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it's well known that Warren Buffett, the greatest

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investor of all time, has a very significant part

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of his portfolio invested in Coca-Cola.

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So, people say, oh, well, if

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the greatest investor of all time invests

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in Coca-Cola, I will do it too.

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And it's like, no, you shouldn't just copy what another

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person does because it worked well for them or her,

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it doesn't mean it will work well for you.

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Because you have to understand that Warren Buffett began investing

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in Coca-Cola in 1986 when the price was absolutely

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nothing compared to what the price is now.

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So, he has obtained incredible appreciation, is

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receiving spectacular dividends from this company, while

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today the prospects for

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appreciation are not so great.

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To give you an idea, the dividend that

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we could be getting today from

307
00:13:52,397 --> 00:13:55,837
companies like Coca-Cola, is around 2%.

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In contrast, what WebMath is obtaining is more than 50%.

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So, the return is not comparable.

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So, that, don't just look at what

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others do and copy.

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It's good to look for ideas, but we

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must have our own, critical thinking, make the decision.

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And then also what you mentioned, right?, not to

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just invest in what we like

316
00:14:14,488 -->

 00:14:16,608
because it doesn't have to be successful.

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I like the iPhone example.

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Because people say, oh, I love

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iPhone, I'm going to buy Apple shares.

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And sure, Apple has done extraordinarily well in

321

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the last decade, it has been one of the

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companies that has performed the best.

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And they say, see, I invested in what

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I liked and it went very well.

325
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No, beware, it went very well because you liked it and

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it was liked by another 2 billion people in the world.

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But if it had been the same with

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something else, it probably wouldn't have worked.

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So, don't let yourself be

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carried away by confirmatory bias.

331
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And analyze, we can take what we like as a starting point,

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logically, but we must see that there is enough demand

333

00:14:55,277 --> 00:14:56,836
and that the company is doing well.

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Correct.

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Will we only see you as an investor?

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Andrea as an investor, but

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We also have Andrea as a woman

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What inspires you?

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To tell the truth

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I'm inspired by helping other people.

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I know it sounds a bit utopian.

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Because, well, I've told you, right?

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I reached financial freedom several

344
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years ago and I have no need to

345

00:15:29,125 --> 00:15:31,446
continue being active, so to speak.

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I could be lying in the garden at home

347
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sunbathing every day and I'd be fine, right?

348
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But the world of investments moves me so much,

349
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besides that I love always learning.

350
00:15:43,374 --> 00:15:44,854
I'm constantly learning.

351
00:15:46,415 --> 00:15:50,478
I'm very curious, I want to learn, but also a bit the

352
00:15:50,479 --> 00:15:52,861
concept they say in English of giving back when you

353
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have received, then being able to give back and help

354
00:15:55,925 --> 00:15:58,847
other people through the investment course fills me enormously, receiving messages from people I

355
00:15:58,848 --> 00:16:01,550
don't know at all saying Andrea your videos your trainings

356
00:16:01,551 --> 00:16:05,754
have changed my life for me is like wow

357
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Really, this is real, this is tangible, and that

358
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truly fills me and moves me.

359
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And my friends tell me, but you never stop,

360
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but how can I stop if there are people out there

361
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who truly appreciate it?

362
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And I love it, I love it.

363
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So that's what really moves me day to day.

364
00:16:22,609 --> 00:16:24,570
What basic knowledge about investments would you teach someone

365
00:16:24,571 --> 00:16:29,994
so that it's something they never forget?

366
00:16:29,995 --> 00:16:32,476
If I could give just one piece of advice, I'd tell

367
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people to think long-term.

368
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I know this might sound quite boring, that

369
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everyone, especially newer generations, are more

370
00:16:40,466 --> 00:16:43,207
and more impatient, they want everything now, especially with

371
00:16:46,090 --> 00:16:49,931
especially with

372
00:16:49,932 --> 00:16:52,573
all the e-commerce available, that

373
00:16:52,574 --> 00:16:54,155
in a couple of clicks you can have whatever

374
00:16:54,156 --> 00:16:55,936
you want at home the next day.

375
00:16:55,937 --> 00:16:57,457
So, we've become very impatient.

376
00:16:58,345 --> 00:16:59,266
But with investments, if you want to

377
00:16:59,267 --> 00:17:00,948
succeed, be patient.

378
00:17:00,949 --> 00:17:03,550
Be patient first in the learning phase.

379
00:17:03,551 --> 00:17:06,070
I mean, don't say, oh, okay, I've

380
00:17:06,071 --> 00:17:10,375
watched a video, now I'll take the step. No. Be patient.

381
00:17:10,376 --> 00:17:13,838
Learn to do it well because the markets will still be

382
00:17:13,839 --> 00:17:16,440
there in 10 years, 100 years, but if

383
00:17:16,441 --> 00:17:18,262
your capital is not well invested, you're going to

384
00:17:18,263 --> 00:17:19,883
lose it and then you won't have capital to invest.

385
00:17:19,884 --> 00:17:21,825
So, be patient. Educate yourself.

386
00:17:21,826 --> 00:17:23,486
And then, when you start investing, don't

387
00:17:23,487 --> 00:17:25,848
be constantly checking the account to

388
00:17:25,849 --> 00:17:27,409
see if it has gone up or down.

389
00:17:27,410 --> 00:17:28,329
No, relax

390
00:17:29,329 --> 00:17:31,570
Continue with your life, your day-to-day.

391
00:17:31,571 --> 00:17:34,611
And in the long term, if you've invested wisely,

392
00:17:34,612 --> 00:17:37,813
with a good investment strategy, everything should go well.

393
00:17:37,814 --> 00:17:39,293
So, patience and a long-term view

394
00:17:39,294 --> 00:17:40,734
seem fundamental to me.

395
00:17:43,115 --> 00:17:43,815
Perfect.

396
00:17:43,816 --> 00:17:45,395
I think that's great advice, right?

397
00:17:45,396 --> 00:17:47,976
We could all use a little more patience.

398
00:17:49,357 --> 00:17:53,598
And, since you invest in crypto and

399
00:17:53,599 --> 00:17:57,111
in stocks, what platforms do you use?

400
00:17:58,812 --> 00:18:01,394
Well, today I've kind of made

401
00:18:01,395 --> 00:18:02,815
a boomerang effect.

402
00:18:03,316 --> 00:18:05,717
I started with well-known platforms.

403
00:18:05,718 --> 00:18:07,378
I got into the world of cryptos

404
00:18:07,379 --> 00:18:10,561
long before those first

405
00:18:10,562 --> 00:18:13,363
booms in 2017 and then later in 2020, 2021.

406
00:18:13,364 --> 00:18:15,364
I arrived much earlier at a time

407
00:18:15,365 --> 00:18:17,045
when there was almost no information.

408
00:18:17,046 --> 00:18:19,887
So, I was a bit groping in the dark applying

409
00:18:19,888 --> 00:18:21,248
the knowledge I already had from stocks.

410
00:18:21,249 --> 00:18:23,950
But hey, in a world totally new to

411
00:18:23,951 --> 00:18:26,411
me, So, I started with the big platforms that

412
00:18:27,291 --> 00:18:28,952
still exist today.

413
00:18:30,473 --> 00:18:32,714
Then, as I gained more knowledge,

414
00:18:32,715 --> 00:18:34,215
I said, hey, there's a

415
00:18:35,235 --> 00:18:39,057
fascinating world of decentralized finance,

416
00:18:39,058 --> 00:18:42,819
with DEXs and then

417
00:18:42,820 --> 00:18:44,599
all the platforms, the dApps, and all this.

418
00:18:45,480 --> 00:18:50,302
I took the step and then said, hey, this is really good.

419
00:18:51,198 --> 00:18:54,220
But in the end, I'm a Pareto investor who

420
00:18:54,221 --> 00:18:57,843
looks for a good balance between time, risk, and return.

421
00:18:57,844 --> 00:19:01,066
And I said, these investments are very good, but now, at the

422
00:19:01,067 --> 00:19:04,168
stage of life I'm in, I don't have

423
00:19:04,169 --> 00:19:06,759
the time or the desire to be there all the time

424
00:19:06,760 --> 00:19:08,941
looking at if Yield Farming, let's see how much this

425
00:19:08,942 --> 00:19:10,723
project offers, well now I'm going to move the money to another

426
00:19:10,724 --> 00:19:12,364
liquidity pool, now I'm going to bring it back, now

427
00:19:12,365 --> 00:19:13,525
I'm going to do this, now I'm going to do that.

428
00:19:14,046 --> 00:19:16,027
So, at the moment in my life

429
00:19:16,028 --> 00:19:20,271
where I'm at, well that, I don't have

430
00:19:20,272 --> 00:19:21,773
the time or the desire to do something like that.

431
00:19:21,774 --> 00:19:23,534
So, I've returned to more

432
00:19:23,535 --> 00:19:26,137
traditional investments, as would be, I mean, traditional

433
00:19:26,138 --> 00:19:27,278
within cryptos, I'm talking.

434
00:19:28,259 --> 00:19:30,901
More, well that, of buy and hold, buying and holding,

435
00:19:30,902 --> 00:19:33,924
making average purchases on a regular basis and with something as

436
00:19:33,925 --> 00:19:36,566
simple as that, as it is such a volatile market, with

437
00:19:37,687 --> 00:19:40,169
so much potential, just with that you can be earning some

438
00:19:40,170 --> 00:19:45,614
extraordinary returns, I was doing the calculation a few days ago, even

439
00:19:45,615 --> 00:19:48,236
considering the bearish market cycles that have occurred

440
00:19:48,237 --> 00:19:50,278
in the last two cycles, which have seen very

441
00:19:50,279 --> 00:19:53,761
strong drops, not to mention in 2022, Bitcoin dropped

442
00:19:53,762 --> 00:19:56,744
65%, well considering that drop, the one from

443
00:19:56,745 --> 00:19:59,346
the previous cycle, with all that, an average annual return

444
00:19:59,347 --> 00:19:59,987
Of 200%.

445
00:19:59,988 --> 00:20:04,971
So, if you have the stomach to withstand

446
00:20:04,972 --> 00:20:07,694
those drops and adapt your investment strategy

447
00:20:07,695 --> 00:20:09,916
to the bearish cycles,

448
00:20:09,917 --> 00:20:13,239
with a totally passive, automated strategy,

449
00:20:13,240 --> 00:20:17,022
you can find extraordinary returns.

450
00:20:18,263 --> 00:20:21,265
That's why you have to know how to adapt and keep in mind

451
00:20:21,266 --> 00:20:24,387
that, well that, you have to put things into perspective.

452
00:20:24,388 --> 00:20:26,898
If I can passively obtain a

453
00:20:26,899 --> 00:20:30,330
200% annualized return, knowing it's annualized, that

454
00:20:30,331 --> 00:20:32,071
some years it might go up 1,000% and others it might

455
00:20:32,072 --> 00:20:35,193
drop 50%, then I don't need to go to platforms that require

456
00:20:35,194 --> 00:20:38,174
more time and demand more time from me, and especially more risk.

457
00:20:38,175 --> 00:20:41,416
So, you have to balance and find

458
00:20:41,417 --> 00:20:43,277
what you're comfortable with.

459
00:20:43,857 --> 00:20:44,798
And in the stock market, how do you invest?

460
00:20:46,573 --> 00:20:49,198
Well, in the stock market, I apply several different investment strategies that are complementary.

461
00:20:50,600 --> 00:20:52,804
We could summarize it in three, more or less.

462
00:20:52,805 --> 00:20:54,847
The first, which I think is suitable

463
00:20:56,250 --> 00:20:59,756
for all audiences, without needing extensive knowledge.

464
00:21:00,977 --> 00:21:03,078
In fact, someone who goes to my

465
00:21:03,079 --> 00:21:05,599
YouTube channel, watches a couple of

466
00:21:05,600 --> 00:21:07,799
videos, will know how to do it in practice.

467
00:21:07,800 --> 00:21:08,960
It's long-term index investing.

468
00:21:08,961 --> 00:21:11,381
You need to choose the indices wisely, of course.

469
00:21:11,382 --> 00:21:13,541
You need to know, well, what types of indices are there?

470
00:21:13,542 --> 00:21:16,062
What markets do they cover?

471
00:21:16,703 --> 00:21:19,143
What platforms can be used to acquire them?

472
00:21:19,144 --> 00:21:20,064
But that, long-term index investing,

473
00:21:20,065 --> 00:21:23,905
which is very simple, is one of

474
00:21:23,906 --> 00:21:25,926
the pillars I have in the stock market.

475
00:21:25,927 --> 00:21:28,867
The second is investing in dividend-paying companies because, well, I don't have a job, right?

476
00:21:28,868 --> 00:21:30,388
I live off my investments.

477
00:21:30,389 --> 00:21:32,148
So, I need recurring cash flows

478
00:21:32,149 --> 00:21:36,110
partially coming from

479
00:21:36,111 --> 00:21:37,171
the dividends that companies distribute.

480
00:21:37,172 --> 00:21:39,652
So, that's the bulk of my stock market investment.

481
00:21:39,653 --> 00:21:41,133
The first is indices, the second is doing fundamental analysis

482
00:21:41,134 --> 00:21:42,814
and the third is doing technical analysis in trading,

483
00:21:43,894 --> 00:21:48,376
but I don't do day trading.

484
00:21:49,417 --> 00:21:51,798
I do swing trading where I'm choosing, And, well,

485
00:21:51,799 --> 00:21:56,380
I think, well, I think, well, I

486
00:21:56,381 --> 00:21:57,961
think, well,

 I think, well, It gets boring

487
00:21:57,962 --> 00:22:02,064
because there's not much to do.

488

00:22:02,065 --> 00:22:03,045
And that's another message I find

489
00:22:03,046 --> 00:22:21,540
interesting to convey, that investments don't need to

490
00:22:21,541 --> 00:22:22,561
be roller coasters, they don't need to

491
00:22:23,581 --> 00:22:25,181
seem exciting, to seem sexy.

492
00:22:25,182 --> 00:22:28,042
Very often, the most boring

493
00:22:28,043 --> 00:22:29,803
is usually the most profitable.

494
00:22:29,804 --> 00:22:32,724
So that's a bit how I distribute my portfolio in the stock market.

495
00:22:32,725 --> 00:22:34,224
Okay.

496
00:22:34,225 --> 00:22:35,284
And Andrea, why do you think the

497
00:22:35,285 --> 00:22:40,286
finance world is dominated by men?

498
00:22:40,287 --> 00:22:40,766
I think this is more due to

499
00:22:40,767 --> 00:22:42,286
historical reasons than to merit or knowledge.

500

00:22:42,287 --> 00:22:44,467
In the end, all professions were dominated by

501
00:22:46,240 --> 00:22:47,841
men not so long ago and little by

502
00:22:47,842 --> 00:22:50,722
little more women have been breaking in.

503
00:22:51,742 --> 00:22:56,504
First more in the field of humanities, so to

504
00:22:56,505 --> 00:22:58,825
speak, and gradually in sciences.

505
00:22:58,826 --> 00:23:01,026
And the world of economics, investments,

506
00:23:02,827 --> 00:23:05,508
is a bit halfway because it's true there are numbers.

507
00:23:05,509 --> 00:23:09,070
So, women are often deterred by that.

508
00:23:09,950 --> 00:23:12,191
Many women say, oh, I don't know math.

509
00:23:12,192 --> 00:23:13,751
And I say, but see, just because

510
00:23:13,752 --> 00:23:15,511
you see numbers, you don't need

511
00:23:15,512 --> 00:23:17,092
to know advanced algebra to invest.

512

00:23:17,093 --> 00:23:19,372
It has nothing to do with it. They're numbers, but there aren't

513
00:23:19,373 --> 00:23:20,092
advanced mathematical formulas.

514
00:23:20,093 --> 00:23:22,133
So, historically, also in the stock market, if you

515
00:23:22,134 --> 00:23:27,294
see the Wall Street movies we've all seen

516
00:23:27,295 --> 00:23:29,035
there are all men, also because of the schedules,

517
00:23:29,036 --> 00:23:30,655
testosterone often, and factors that

518
00:23:30,656 --> 00:23:34,934
made it a market more, not more prone to men, but where they predominated more.

519
00:23:34,935 --> 00:23:38,197
But now, thanks to fintech,

520
00:23:38,198 --> 00:23:42,261
technology applied to the world of finance, Today

521
00:23:43,682 --> 00:23:47,225
you can invest from home, from

522
00:23:47,226 --> 00:23:50,348

your sofa you can be investing with your

523
00:23:50,349 --> 00:23:52,990
phone and there is a more significant awareness that we

524
00:23:52,991 --> 00:23:56,453
need to care about our future.

525
00:23:56,454 --> 00:24:00,026
And one thing I see a lot is that

526
00:24:00,027 --> 00:24:02,048
women in general tend to worry more about

527
00:24:02,049 --> 00:24:04,670
others before worrying about ourselves.

528
00:24:04,671 --> 00:24:09,135
And I think we've reached a point where

529
00:24:09,136 --> 00:24:10,476
we start to grasp the idea that

530
00:24:11,217 --> 00:24:12,818
to better care for others, we first need to

531
00:24:13,619 --> 00:24:15,761
take care of ourselves, and if we don't have

532
00:24:15,762 --> 00:24:18,264
money, if we don't have a solid financial situation, we won't be able

533
00:24:18,265 --> 00:24:21,047
to help others as much as we'd like.

534
00:24:21,048 --> 00:24:24,060
So, I think there has been that change in mentality,

535
00:24:24,061 --> 00:24:26,221
which we still need to improve on, but today I don't have proportions or statistics, but I

536
00:24:26,222 --> 00:24:28,263
do know, at least from what I can see through

537
00:24:28,264 --> 00:24:32,746
my trainings in my community, that more and more

538
00:24:32,747 --> 00:24:34,548
women are investing and doing it very, very well.

539
00:24:34,549 --> 00:24:36,649
So, to everyone watching, men or women, I encourage you to invest.

540
00:24:36,650 --> 00:24:40,552
And women who think you don't know

541
00:24:40,553 --> 00:24:43,514
about numbers, really, you don't need to know.

542
00:24:43,515 --> 00:24:45,536
You have to believe in yourself and take action.

543
00:24:45,537 --> 00:24:47,960
And really, if you do it with

544
00:24:47,961 --> 00:24:50,502
good guidelines, you can do very well.

552
00:25:06,536 --> 00:25:09,377
Do you think they can bring different things, right?

553
00:25:09,378 --> 00:25:11,578
Because it was a very good reflection that,

554
00:25:11,579 --> 00:25:14,200
well, sometimes women, not all of them, and

555
00:25:14,201 --> 00:25:16,700
there will be many men as well who are the same, right?

556
00:25:16,701 --> 00:25:19,041
but generally think a lot about

557
00:25:19,622 --> 00:25:22,243
helping others, it will be

558
00:25:22,244 --> 00:25:24,045
the maternal instinct, right?, as they call it.

559
00:25:24,785 --> 00:25:26,386
Do you think they can contribute, that they can

560
00:25:26,387 --> 00:25:28,647
bring different things to the world of finance, women and men?

561
00:25:28,648 --> 00:25:30,028
I think so.

562
00:25:30,929 --> 00:25:32,330
See, I don't like to generalize, not

563
00:25:32,331 --> 00:25:33,691
at all because I think more about the skills or

564
00:25:34,971 --> 00:25:37,693
qualities of individuals rather than genders,

565
00:25:37,694 --> 00:25:40,835
but I do believe there is something I've been able to

566
00:25:40,836 --> 00:25:43,277
notice, and it is that generally, again,

567
00:25:43,278 --> 00:25:45,378
women tend to be more reflective than men.

568
00:25:45,379 --> 00:25:49,973
Men are more impulsive.

569
00:25:49,974 --> 00:25:51,134
And this, in investments, is good, going back to

570
00:25:51,135 --> 00:25:53,956
what we mentioned before

571
00:25:53,957 --> 00:25:56,197
about patience, right?

572
00:25:56,198 --> 00:25:59,099
That maybe men are more driven by hunches of, oh, well, I

573
00:25:59,100 --> 00:26:02,422
by hunches of, oh, well, I

574
00:26:02,423 --> 00:26:03,963
think this is going to go well.

575
00:26:05,104 --> 00:26:06,305
In English, it's called gut feeling, right?

576
00:26:06,306 --> 00:26:07,606
Like what comes from the stomach.

577
00:26:07,607 --> 00:26:09,107
And they follow those feelings.

578
00:26:10,030 --> 00:26:10,891
While women, maybe,

579
00:26:10,892 --> 00:26:12,672
we reflect more on it.

580
00:26:12,673 --> 00:26:14,674
And this is good because you make more

581
00:26:14,675 --> 00:26:17,275
measured decisions, but it's also bad because
582
00:26:17,276 --> 00:26:19,297
we are more prone to paralysis due to analysis, right?

583
00:26:19,298 --> 00:26:21,258
So, you have to be careful with

584
00:26:21,259 --> 00:26:24,120
this, but yes, it's very interesting.

585
00:26:24,121 --> 00:26:25,281
And, in fact, I see it

586
00:26:25,282 --> 00:26:26,822
when there are couples who invest.

587
00:26:26,823 --> 00:26:30,045
It's very interesting to see how they talk

588
00:26:30,046 --> 00:26:32,079
and how they make investment decisions.

589
00:26:32,080 --> 00:26:34,340
And in the end, it's very good to compare the two points of view and make a decision halfway

590
00:26:34,341 --> 00:26:36,580
two points of view and make a decision halfway

591
00:26:36,581 --> 00:26:39,401
between, which usually turn out to be very accurate investment decisions.

592
00:26:39,402 --> 00:26:41,942
So, male and

593
00:26:41,943 --> 00:26:43,982
female profiles are totally complementary.

594
00:26:45,022 --> 00:26:45,943
Perfect.

595
00:26:45,944 --> 00:26:48,743
And do you think investments have become

596
00:26:48,744 --> 00:26:50,984
a bit more popular in recent years?

597
00:26:50,985 --> 00:26:55,125
What do you think since you've been in it for so long? Yes, without a doubt.

598
00:26:55,126 --> 00:26:57,886
I mean, I couldn't tell you a specific moment like

599
00:26:57,887 --> 00:27:01,199
a tipping point, but I think the pandemic in that

600
00:27:01,200 --> 00:27:04,482
sense has helped a lot because there was a moment when many

601
00:27:04,483 --> 00:27:08,365
people were at home, some even feared

602
00:27:08,366 --> 00:27:11,328
losing their jobs and realized that it was a moment when

603
00:27:11,329 --> 00:27:14,831
they had to do something, that in the end public pensions are

604
00:27:14,832 --> 00:27:16,873
going to be less, that's an open secret, and

605
00:27:17,694 --> 00:27:19,715
that in the end if you don't care about your financial future

606
00:27:19,716 --> 00:27:23,319
no one will do it for you, nobody cares more about you

607
00:27:23,320 --> 00:27:25,861
than you do yourself. And I think

608
00:27:25,862 --> 00:27:28,264
it was a bit of a turning point and from there yes,

609
00:27:28,265 --> 00:27:30,887
more and more people are

610
00:27:30,888 --> 00:27:34,250
worrying about their financial future.

611
00:27:34,251 --> 00:27:35,692
I'm not even talking about reaching financial

612
00:27:35,693 --> 00:27:37,654
freedom, which to many people still

613
00:27:37,655 --> 00:27:40,037
sounds quite utopian today.

614
00:27:40,713 --> 00:27:43,697
But yes, being able to have additional income every

615
00:27:43,698 --> 00:27:46,099
month, being able to save, for example, for

616
00:27:46,100 --> 00:27:49,303
when the kids are older and want to create, for

617
00:27:49,304 --> 00:27:52,326
example, a company, to be able to give them a push with

618
00:27:52,327 --> 00:27:55,530
a capital contribution or, well, if we have an

619
00:27:55,531 --> 00:27:58,093
elderly family member to take care of, that we're better prepared

620
00:27:58,094 --> 00:27:59,274
for whatever may come.

621
00:27:59,275 --> 00:28:01,756
I think there is a much greater awareness there.

622
00:28:02,357 --> 00:28:03,998
And what I like about this is

623
00:28:03,999 --> 00:28:06,840
seeing that it doesn't come from a public entity.

624
00:28:07,400 --> 00:28:10,463
I haven't seen more initiatives in that sense,

625
00:28:10,464 --> 00:28:13,065
but it does come from within the people.

626
00:28:13,986 --> 00:28:14,886
And that's what I was saying, right?

627
00:28:14,887 --> 00:28:17,348
When it comes from the outside, sometimes you don't appreciate it.

628
00:28:18,049 --> 00:28:20,290
We often don't appreciate what's free, whereas

629
00:28:20,291 --> 00:28:22,272
what has been paid for or that we've

630
00:28:22,273 --> 00:28:24,354
sought out ourselves we appreciate much more.

631
00:28:24,355 --> 00:28:27,336
So, these people who are now interested in

632
00:28:27,337 --> 00:28:31,558
their financial future, are very aware and those people

633
00:28:31,559 --> 00:28:34,120
start to talk to their surroundings and I

634
00:28:34,121 --> 00:28:35,700
think that will

635
00:28:35,701 --> 00:28:37,801
gradually expand more.

636
00:28:37,802 --> 00:28:39,342
But we are still in a quite early phase

637
00:28:39,343 --> 00:28:41,663
of financial disclosure.

638
00:28:42,544 --> 00:28:46,025
Well, we are here to try to spread it as

639
00:28:46,026 --> 00:28:50,868
quickly as possible so we can share a bit of

640
00:28:50,869 --> 00:28:53,589
our knowledge and hope for the best.

641
00:28:54,309 --> 00:28:56,891
And what do you think about the tokenization of real estate?

642
00:28:56,892 --> 00:28:59,296
We're here on rent. What do you think?

643
00:29:00,256 --> 00:29:03,939
Well, at first when I discovered the concept

644
00:29:03,940 --> 00:29:06,100
I said, I can't see this happening.

645
00:29:06,101 --> 00:29:07,562
Not that I can't see it, I don't understand it.

646
00:29:08,402 --> 00:29:09,643
So at first, since I didn't

647
00:29:09,644 --> 00:29:11,084
understand it, I didn't dive in.

648
00:29:11,644 --> 00:29:14,626
But then curiosity got the better of me; I am a very

649
00:29:14,627 --> 00:29:17,222
curious person and I like to know a bit about everything.

650
00:29:17,223 --> 00:29:18,583
I said, I'm going to research it a bit more.

651
00:29:19,343 --> 00:29:22,184
And I found it quite interesting because, as of today,

652
00:29:22,185 --> 00:29:24,785
one of the main disadvantages that exist...

653
00:29:25,306 --> 00:29:27,046
Well, there are two main disadvantages

654
00:29:27,047 --> 00:29:28,667
with direct real estate investments.

655
00:29:29,227 --> 00:29:31,368
On one hand, it requires

656
00:29:31,369 --> 00:29:33,129
a significant capital to invest.

657
00:29:33,130 --> 00:29:36,190
Often, even if you opt for financing, you need to provide

658
00:29:36,191 --> 00:29:39,062
30% of the purchase value,

659
00:29:39,063 --> 00:29:41,273
20% that the bank won't lend plus 10% for

660
00:29:41,274 --> 00:29:43,674
all the expenses associated with the purchase.

661
00:29:43,675 --> 00:29:47,877
So, of course, it starts to represent a significant amount of capital,

662
00:29:49,018 --> 00:29:50,920
on one hand, and on the other hand, that it's often

663
00:29:50,921 --> 00:29:53,142
not a liquid market.

664
00:29:53,143 --> 00:29:54,303
It's not like the stock market where you can

665
00:29:54,304 --> 00:29:57,065
click and sell immediately. No.

666
00:29:57,066 --> 00:29:59,407
You have to find a buyer willing

667
00:29:59,408 --> 00:30:03,610
to offer the price you're asking for it

668
00:30:03,611 --> 00:30:04,831
and then go through all the paperwork.

669
00:30:05,432 --> 00:30:07,774
So, considering these two

670
00:30:07,775 --> 00:30:10,896
drawbacks, when tokenization came about, I said,

671
00:30:10,897 --> 00:30:12,518
hey, that's interesting, isn't it?

672
00:30:12,519 --> 00:30:16,163
I mean, obviously, there's still a long way to go,

673
00:30:16,164 --> 00:30:21,268
but I find tokenization very interesting

674
00:30:21,269 --> 00:30:23,170
and it has already been done in two different ways.

675
00:30:23,171 --> 00:30:27,394
One, as you do, collectively, which

676
00:30:27,395 --> 00:30:31,678
is very interesting because the first problem

677
00:30:31,679 --> 00:30:33,380
of capital is no longer an issue because

678
00:30:33,381 --> 00:30:35,101
the minimum investment is very low, right?

679
00:30:35,102 --> 00:30:36,281
Sometimes with just 100 euros

680
00:30:36,282 --> 00:30:37,782
you can start investing.

681
00:30:37,783 --> 00:30:39,722
And that allows you to diversify

682
00:30:40,462 --> 00:30:42,003
more quickly into different projects.

683
00:30:42,004 --> 00:30:43,423
And that's wonderful.

684
00:30:43,943 --> 00:30:45,884
And then, beyond that, the fact

685
00:30:45,885 --> 00:30:48,184
that, for example, in the United States a couple of years ago,

686
00:30:48,185 --> 00:30:50,325
the first sale of a physical property through blockchain with NFTs was made.

687

00:30:50,326 --> 00:30:53,646
And to me that's incredible because there's so much

688
00:30:53,647 --> 00:30:57,366
transparency, so much, I mean, you no longer have to go to the

689
00:30:57,367 --> 00:31:00,387
property registry to see who the owner is,

690
00:31:00,388 --> 00:31:02,588
then go to the notary for this and that.

691
00:31:02,589 --> 00:31:04,088
Through a sale of that NFT, you have it.

692
00:31:04,889 --> 00:31:07,231
So, I find these two

693
00:31:07,232 --> 00:31:11,455
possibilities truly incredible and I am definitely investing

694
00:31:11,456 --> 00:31:15,599
in it as well, I mean, a part of my

695
00:31:15,600 --> 00:31:17,340
portfolio is in it because I really believe in the

696
00:31:17,341 --> 00:31:20,684
future of this technology, I mean, blockchain

697
00:31:20,685 --> 00:31:22,886
applied to real estate investments.

698

00:31:22,887 --> 00:31:24,127
And because you before, well, before

699
00:31:26,078 --> 00:31:28,640
knowing Rental or the tokenization of

700
00:31:28,641 --> 00:31:32,284
real estate, you were very much in favor of crowdfunding, right?

701
00:31:36,788 --> 00:31:38,649
Can you explain a little bit about

702
00:31:38,650 --> 00:31:42,152
the difference you see, well, apart from blockchain?

703

704
00:31:43,433 --> 00:31:43,634
yes.

705
00:31:44,614 --> 00:31:46,136
Let's see, in reality, I mean, I'm not going to

706
00:31:46,137 --> 00:31:48,978
compare with traditional investments because I think
707
00:31:48,979 --> 00:31:51,861
the differences are quite clear especially based on

708
00:31:51,862 --> 00:31:53,202
all the points I've mentioned before.

709
00:31:54,245 --> 00:31:58,446
So, I started with direct real estate investments, then

710
00:31:58,447 --> 00:32:01,567
moved on to real estate crowdfunding because it was what

711
00:32:01,568 --> 00:32:04,547
existed, and now I'm complementing with property tokenization

712
00:32:04,548 --> 00:32:07,088
because it's something much more innovative

713
00:32:07,089 --> 00:32:07,868
that came afterward.

714
00:32:08,428 --> 00:32:14,090
Then, the main difference between

715
00:32:14,091 --> 00:32:15,930
real estate crowdfunding is ultimately

716
00:32:16,544 --> 00:32:19,785
buying a property among several people, right?

717
00:32:19,786 --> 00:32:22,486
And, well, you own a portion of

718
00:32:22,487 --> 00:32:24,526
that property based on

719
00:32:24,527 --> 00:32:26,847
the number of shares you have.

720
00:32:26,848 --> 00:32:27,947
The thing is, you have to be careful because sometimes

721
00:32:27,948 --> 00:32:31,168
you're not the owner of the property.

722
00:32:31,169 --> 00:32:33,609
No, you own shares in

723
00:32:33,610 --> 00:32:35,290
a company that owns the property.

724
00:32:35,291 --> 00:32:36,610
So, this is something to keep in mind.

725
00:32:37,750 --> 00:32:38,611
And, well,

726
00:32:38,612 --> 00:32:40,411
I found it quite interesting.

727
00:32:40,412 --> 00:32:41,772
But it's true that it still is

728
00:32:41,773 --> 00:32:45,154
a rather opaque or not very transparent world, right?

729
00:32:45,155 --> 00:32:47,435
You have to believe what the platforms tell you.

730
00:32:47,436 --> 00:32:51,077
And when tokenization emerged, well, with that transparency

731
00:32:51,718 --> 00:32:54,800
inherent to blockchain, it seems very powerful to me.

732
00:32:54,801 --> 00:32:58,282
And then there's the issue of liquidity.

733
00:32:59,943 --> 00:33:04,165
On the more traditional crowdfunding platforms,

734
00:33:04,166 --> 00:33:08,568
even though they are still alternative offerings, of course,

735
00:33:08,569 --> 00:33:10,709
some of them have secondary markets where

736
00:33:10,710 --> 00:33:12,310
you can resell your shares.

737
00:33:13,549 --> 00:33:15,110
But, of course, you don't know there.

738
00:33:15,111 --> 00:33:16,110
I mean, you can see what's on

739
00:33:16,111 --> 00:33:17,531
the platform, but you don't know more than that.

740
00:33:17,532 --> 00:33:21,993
However, with tokenization, tokens often

741
00:33:21,994 --> 00:33:25,856
sell more quickly also because what I

742
00:33:25,857 --> 00:33:28,217
could notice is that, I mean,

743
00:33:28,218 --> 00:33:29,537
I apply both strategies, right?

744
00:33:30,158 --> 00:33:31,318
Tokenization and crowdfunding.

745
00:33:31,319 --> 00:33:34,000
But, in general, younger generations

746
00:33:34,001 --> 00:33:35,921
are going directly for tokenization.

747
00:33:36,715 --> 00:33:38,175
It seems there's more demand for

748
00:33:39,276 --> 00:33:42,377
projects being tokenized, or

749
00:33:43,157 --> 00:33:44,297
on platforms like yours.

750
00:33:44,298 --> 00:33:47,358
So, with more demand, if I as a token owner want to sell, it's going to be a more

751
00:33:47,359 --> 00:33:49,419
liquid market and I'll be able to exit my position sooner.

752
00:33:49,420 --> 00:33:52,179
That's why I think it's gaining more traction

753
00:33:52,180 --> 00:33:54,940
and will probably have a bigger future than

754
00:33:54,941 --> 00:34:00,962
real estate crowdfunding unless it reinvents itself.

755
00:34:00,963 --> 00:34:03,743
It's also true, a little thing, that real estate

756
00:34:04,423 --> 00:34:06,143
crowdfunding, as it came earlier, is a sector

757
00:34:06,144 --> 00:34:09,224
that's more regulated than tokenization.

758
00:34:09,225 --> 00:34:11,165
I know you guys are

759
00:34:12,385 --> 00:34:15,665
very, very advanced with that.

761
00:34:18,085 --> 00:34:20,286
And that is a great guarantee, isn't it?

762
00:34:20,287 --> 00:34:22,067
for investors to be able to count on that.

763
00:34:22,068 --> 00:34:25,088
Saying, hey, look, here is the seal of approval from the

764
00:34:25,089 --> 00:34:27,447
CNMV, but there are many

765
00:34:27,448 --> 00:34:29,529
tokenization platforms that are not there yet.

766
00:34:29,530 --> 00:34:31,469
So, for those who are launching,

767
00:34:31,470 --> 00:34:34,150
it's important to understand the issues of regulation

768
00:34:34,151 --> 00:34:36,594
and supervision of the platforms well.

769
00:34:36,595 --> 00:34:38,393
Of course, I think you've mentioned

770
00:34:38,394 --> 00:34:41,014
the key points, transparency, right?

771
00:34:41,015 --> 00:34:43,856
Because, in the end, we all want to know, and increasingly

772
00:34:43,857 --> 00:34:45,696
with the means available, we want

773
00:34:45,697 --> 00:34:47,536
to know everything that's happening, everything we

774
00:34:47,537 --> 00:34:50,658
are doing, and have access to everything.

775
00:34:50,659 --> 00:34:56,480
So, that's a key point, well, and liquidity.

776
00:34:56,481 --> 00:35:01,581
Having access to an asset

777
00:35:01,582 --> 00:35:03,882
that gives you passive returns and on top of that, you can make it

778
00:35:01,582 --> 00:35:03,882
liquid whenever you want, yes, I think...

779
00:35:04,507 --> 00:35:07,169
Those are very good options.

780
00:35:07,170 --> 00:35:10,170
And tell me, what's the best

781
00:35:10,171 --> 00:35:11,771
advice you've ever been given?

782
00:35:16,834 --> 00:35:18,075
In general or about investments?

783
00:35:19,296 --> 00:35:20,176
I think in general.

784
00:35:20,177 --> 00:35:23,418
I like to mix it up a bit, not just

785
00:35:23,419 --> 00:35:26,280
investments, because then we see the person as well.

786
00:35:27,202 --> 00:35:31,934
Well, I'll tell you, I've written two books to date

787
00:35:26,281 --> 00:35:29,548
and the first is dedicated to my parents.

788
00:35:36,359 --> 00:35:38,820
And I say, to my parents, thank you for

789
00:35:40,141 --> 00:35:42,463
allowing me to be curious, for giving me wings

790
00:35:42,464 --> 00:35:44,805
and for your unconditional love.

791
00:35:36,359 --> 00:35:38,820
So, the best advice I've been

792
00:35:46,627 --> 00:35:52,110
given is to be curious, go out there, learn, discover.

793
00:35:52,111 --> 00:35:54,372
The world is a huge, wonderful place.

794
00:35:54,373 --> 00:35:55,953
There are so many things we don't know out there.

795
00:35:55,954 --> 00:35:58,475
And don't be afraid to learn.

796
00:35:58,476 --> 00:36:01,097
to take action, to take the step,

797
00:36:01,098 --> 00:36:03,158
if you stumble it's okay, you get back up

798
00:36:03,159 --> 00:36:07,020
and keep persevering, so keeping

799
00:36:07,021 --> 00:36:09,722
your eyes open and always being curious.

800
00:36:11,523 --> 00:36:14,685
I was going to ask, is there any person, alive or dead

802
00:36:17,128 --> 00:36:19,268
who has contributed to this philosophy of life?

803
00:36:19,988 --> 00:36:22,090
I think you've sort of answered that a bit.

803
00:36:19,988 --> 00:36:22,090
Yes, yes, for me, my parents have been a very important pillar

804
00:36:22,091 --> 00:36:24,271
as I said, they were the ones who

805
00:36:24,272 --> 00:36:27,857
instilled those values in me from a young age, and, well, they've

806
00:36:27,858 --> 00:36:30,017
been with me throughout this adventure.

807
00:36:31,678 --> 00:36:34,358
And, well, where do you see Andrea Redondo in five years?

808
00:36:36,299 --> 00:36:41,060
Continuing to dedicate myself body and soul to the Investment Club

809
00:36:41,061 --> 00:36:42,841
because, as I mentioned, it really excites me

810
00:36:42,842 --> 00:36:48,957
And, well, hopefully being able to, with

811
00:36:48,958 --> 00:36:52,358
that curiosity, continue to provide new content to the community.

812
00:36:53,639 --> 00:36:56,100
And, well, there are projects that are simmering

813
00:36:56,101 --> 00:36:58,881
in mind too, to further increase, well,

814
00:36:58,882 --> 00:37:01,982
dissemination and, above all,

815
00:37:03,123 --> 00:37:04,563
continue with what I'm already doing, that

816
00:37:04,564 --> 00:37:06,444
perseverance, that long-term vision.

817
00:37:06,445 --> 00:37:08,325
So, I don't see myself, truthfully, doing things

818
00:37:08,326 --> 00:37:10,345
too different from what I'm doing now,

819
00:37:10,346 --> 00:37:12,927
just reaching a wider audience, being able

820
00:37:12,928 --> 00:37:13,927
to help more and more people.

821
00:37:15,564 --> 00:37:18,685
I see you with a, say, a beautiful background.

822
00:37:18,686 --> 00:37:22,386
Do you love where you live or would you move?

823
00:37:23,566 --> 00:37:26,507
Well, I love nature, so for

824
00:37:26,508 --> 00:37:29,548
now I'm very happy, as you see, enjoying the beauty.

825
00:37:31,688 --> 00:37:34,629
And how do you see the tokenization of real estate in five years?

826
00:37:36,144 --> 00:37:38,287
Well, there, yes, just as Andrea will stay

827
00:37:38,288 --> 00:37:40,591
in the same place, tokenization I believe

828
00:37:40,592 --> 00:37:42,013
will be in a very different point.

829
00:37:42,014 --> 00:37:46,539
I predict many, I mean, great advances.

830
00:37:46,540 --> 00:37:48,202
It's true that in terms of

831
00:37:48,203 --> 00:37:50,805
blockchain we are still in a very early phase

832
00:37:50,806 --> 00:37:52,228
It is a very young market

833
00:37:54,302 --> 00:37:55,822
A market where there's still a lot to see how

834
00:37:55,823 --> 00:37:58,863
evoluciona la regulación de las stables, de las inversiones.

835
00:37:59,503 --> 00:38:07,346
But if regulators know how to focus it correctly,

836
00:38:07,347 --> 00:38:10,327
I think it can be in a very interesting place,

837
00:38:11,027 --> 00:38:14,870
Very interesting and not just for alternative investments,

838
00:38:14,871 --> 00:38:17,973
but blockchain, in general, can have

839
00:38:17,974 --> 00:38:21,896
a more important preponderance in our lives and make

840
00:38:21,897 --> 00:38:23,877
this world a better place to live.

841
00:38:23,878 --> 00:38:26,219
So, I predict a great future for

842
00:38:26,220 --> 00:38:27,800
blockchain and the tokenization of real estate.

843
00:38:29,762 --> 00:38:34,105
And what impresses you most about the world we live in?

844
00:38:34,106 --> 00:38:37,619
What is something so simple that most people don't do

845
00:38:37,620 --> 00:38:40,882
and that could greatly change their lives?

846
00:38:43,044 --> 00:38:46,888
Especially now with the times we are living in,

847
00:38:46,889 --> 00:38:49,890
where many countries are at war right now, one of which

848
00:38:49,891 --> 00:38:52,192
en guerra ahora mismo, una de las cuales

849
00:38:52,193 --> 00:38:53,874
just started just a few days ago.

850
00:38:55,855 --> 00:38:57,897
I would tell them to focus on what

851
00:38:57,898 --> 00:39:00,700
they can control and avoid negative stimuli

852
00:39:01,833 --> 00:39:04,114
that they cannot control.

853
00:39:04,115 --> 00:39:06,415
There are certain things that, much as we want

854
00:39:06,416 --> 00:39:07,936
to and do not like, we cannot control.

855
00:39:08,476 --> 00:39:10,577
Focus on those that you can control

856
00:39:11,718 --> 00:39:14,599
and with that, you can achieve the life you want.

857
00:39:14,600 --> 00:39:17,041
In the end, it's not about blaming others for

858
00:39:17,042 --> 00:39:19,342
what happens to us but about taking control of our own lives.

859
00:39:20,303 --> 00:39:22,824
And being, well, the architects of our lives.

860
00:39:24,664 --> 00:39:26,845
So it's about that, not letting yourself be carried away

861
00:39:26,846 --> 00:39:29,666
Instead of being overwhelmed by all the negative news that's plentiful,

862
00:39:29,667 --> 00:39:31,766
And when you reach that point, also make an effort

863
00:39:31,767 --> 00:39:34,487
And when you reach that point, also make an effort

864
00:39:34,488 --> 00:39:36,428
to change those news stories that maybe now
865
00:39:36,429 --> 00:39:39,388
you can't, but when you have more time, more

866
00:39:39,389 --> 00:39:43,029
money, more contacts, you can try to influence.

867
00:39:43,030 --> 00:39:46,430
And as I say, try to help society

868
00:39:46,431 --> 00:39:48,551
as a whole by contributing our grain of sand.

869
00:39:50,408 --> 00:39:53,271
And I'll ask, because, of course, the majority

870
00:39:53,272 --> 00:39:56,175
of people, the goal of their lives is not

871
00:39:56,176 --> 00:39:59,779
to achieve financial freedom and thus be able to do,

872
00:39:59,780 --> 00:40:01,520
well, a bit with their time whatever they want.

873
00:40:02,081 --> 00:40:05,064
You have achieved it, you are doing what you like.

874
00:40:05,065 --> 00:40:07,367
Do you have any other goal in mind right now?

875
00:40:09,561 --> 00:40:11,542
Well, my life is happy as it is, truly, logically

876
00:40:11,543 --> 00:40:15,343
I am quite ambitious, wanting to do

877
00:40:15,863 --> 00:40:19,844
many things, so yes, there is a long list of

878
00:40:19,845 --> 00:40:23,125
things I want to do, but I haven't done them, not

879
00:40:23,126 --> 00:40:25,986

due to lack of time, but because it wasn't the time,

880
00:40:25,987 --> 00:40:30,167
for one reason or another, but I am happy, so

881
00:40:30,168 --> 00:40:33,348
in that sense, that's why I said, that in five

882
00:40:33,349 --> 00:40:34,949
years I see myself doing more or less the

883
00:40:34,950 --> 00:40:37,957
same, Yes, reaching new milestones in my life an

884
00:40:38,758 --> 00:40:43,140
continuing to grow, but not many changes because, well, since

885
00:40:43,141 --> 00:40:45,862
I have achieved financial freedom, it's not like

886
00:40:45,863 --> 00:40:47,863
when you stop working, that's when it's like,

887
00:40:47,864 --> 00:40:49,484
quick, I have to make up for lost time.

888
00:40:49,485 --> 00:40:52,405
No, I don't need to, I'm not in a hurry.

889
00:40:53,486 --> 00:40:55,887
Yes, so the goal is more or

890
00:40:55,888 --> 00:41:00,430
less to maintain and do what you're doing, right?

891
00:41:00,431 --> 00:41:00,690

That's right, yes

892
00:41:00,691 --> 00:41:02,731
This is something very few people can say

893
00:41:02,732 --> 00:41:06,509
Yes, enjoying the process too, which often

894
00:41:06,510 --> 00:41:09,231
we set goals like, ah, when I achieve financial

895
00:41:09,232 --> 00:41:11,672
freedom I'll do this, I'll do that, but it's

896
00:41:11,673 --> 00:41:12,632
not necessary to get there.

897
00:41:12,633 --> 00:41:15,454
During the process, you should also enjoy it because

898
00:41:15,455 --> 00:41:18,195
it's a long process, there are bumps too,

899
00:41:18,196 --> 00:41:21,576
you can stumble and that, so you have to

900
00:41:21,577 --> 00:41:23,517
be clear where you want to go, but...

901
00:41:25,130 --> 00:41:27,451
Also enjoy the process, it seems fundamental to me, and that

902
00:41:27,452 --> 00:41:32,772
you don't obsess with reaching that point, because any

903
00:41:32,773 --> 00:41:35,973

intermediate situation will already be better than the current situation,

904
00:41:37,313 --> 00:41:38,653
if they tend to go where they want.

905
00:41:38,654 --> 00:41:45,075
Yes, it's always said, I want to be happy.

906
00:41:45,076 --> 00:41:47,715
Well, the process I think is the

907
00:41:47,716 --> 00:41:50,596
key, as you said it.

908
00:41:50,597 --> 00:41:52,436
You have to be happy in your day-to-day, or

909
00:41:52,437 --> 00:41:55,912
else, that utopian happiness will never come.

910
00:41:58,075 --> 00:42:02,021
So, what are you most proud of?

911
00:42:02,022 --> 00:42:03,043
Of everything you've achieved,

912
00:42:03,044 --> 00:42:04,384
what are you most proud of?

913
00:42:05,907 --> 00:42:06,928
In general, in your life.

914
00:42:12,905 --> 00:42:19,549
This is difficult, I think of having acquired some

915
00:42:19,550 --> 00:42:23,412

values and managed to stay true to those values, despite

916
00:42:24,392 --> 00:42:30,636
all the negative influences we can have, not

917
00:42:30,637 --> 00:42:33,178
just from people, from things, temptations, in the end life

918
00:42:33,179 --> 00:42:37,000
is full of temptations, and being able to continue on

919
00:42:37,001 --> 00:42:39,762
a path that You think is good?

920
00:42:39,763 --> 00:42:42,323
Staying firm to values that are

921
00:42:42,324 --> 00:42:44,863
very important to me like honesty, transparency, the

922
00:42:46,084 --> 00:42:47,964
desire to help others, quality.

923
00:42:47,965 --> 00:42:49,905
I am very perfectionist.

924
00:42:49,906 --> 00:42:52,526
And so, you can continue

925
00:42:52,527 --> 00:42:54,207
doing these things rigorously.

926
00:42:56,968 --> 00:42:59,168
And being able to continue for so many years doing it is

927
00:42:59,169 --> 00:43:00,829

something I am proud of and

928
00:43:01,349 --> 00:43:03,910
something I want to pass on to future generations.

929
00:43:05,464 --> 00:43:06,224
Perfect.

930
00:43:06,225 --> 00:43:08,665
Well, Andrea, thank you very much because you have

931
00:43:08,666 --> 00:43:11,846
given us many, many points to think about.

932
00:43:13,167 --> 00:43:16,088
We will leave all the information below for

933
00:43:16,089 --> 00:43:18,369
those who want to visit you more on your channel

934
00:43:18,370 --> 00:43:21,730
and see your courses that are, well, incredible

935
00:43:21,731 --> 00:43:25,051
Look, I think we talked for 45 minutes and

936
00:43:25,871 --> 00:43:28,813
all that Andrea has said, so imagine what

937
00:43:28,814 --> 00:43:32,654
she can give you in terms of valuable information

938
00:43:33,257 --> 00:43:33,577
In a course

939
00:43:33,578 --> 00:43:35,978

Incredible, Andrea.

940
00:43:35,979 --> 00:43:38,578
Thank you very much for being with us.

941
00:43:38,579 --> 00:43:41,179
Maria, thank you very much to you for having me here.

942
00:43:41,180 --> 00:43:42,019
It has been a pleasure.

943
00:43:43,679 --> 00:43:45,780
Delighted to be able to help anyone who wants to

944
00:43:47,720 --> 00:43:51,481
improve on their path to financial freedom.

945
00:43:51,482 --> 00:43:53,441
Thank you.